ORIGINAL
24-10042

03016263

SEC MAIL PROCESSING
RECEIVED
MAR 07 2003
187
D.C. SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SINGER FINANCIAL CORP
(Exact name of Registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

SINGER FINANCIAL CORP

1708 Locust Street

Philadelphia, PA 19103

215-893-9722

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

PAUL SINGER
President

Singer Financial Corp
1708 Locust Street
Philadelphia, PA 19103

215-893-9722

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

FRANK B. BALDWIN, ESQUIRE
2200 Locust Street
Philadelphia, Pennsylvania 19103

215-735-1234

7398	23-2710000
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I---NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's sole director is as follows:

Name of Director	Position	Business Address	Residential Address
Paul Singer	President	1708 Locust Street Philadelphia, PA 19103	1708 Locust Street Philadelphia, PA 19103

(b) The issuer's sole officer is Paul Singer, who holds the titles of President, Secretary, and Treasurer. See address above.

(c) Not applicable.

(d) Paul Singer is the sole owner of record of the issuer's equity securities. See address above.

(e) Paul Singer is the beneficial owner of the issuer's equity securities. See address above.

(f) Paul Singer is the promoter of the issuer. See address above.

(g) Paul Singer is an affiliate of the issuer. See addresses above.

(h) Frank B. Baldwin, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103 and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered directly by the Company in Delaware, New Jersey, and Pennsylvania.. Additional jurisdictions may be added at a later date.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) During the previous one-year period the issuer offered under Regulation A $1,593,047 of Investment Certificates. The offering became qualified on May 23, 2002, and all securities offered were sold. The issuer filed Form 2-A, reporting the completion of this offering, as of August 15, 2003.

(b) Not applicable.

(c) The prior offering was made in reliance on Regulation A and pursuant to an Offering Statement on Form 1-A duly filed with the Securities and Exchange Commission.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING STATEMENT
Item 1. Cover Page

$3,400,000

Singer Financial Corp.

Investment Certificates
With Maturities of 12 Months or More from Date of Issue

This Offering Statement relates to the offer and sale of up to $3,400,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of Singer Financial Corp., a Pennsylvania corporation (the Company). The Company's principal executive offices are located at 1708 Locust Street, Philadelphia, Pennsylvania 19103.

The Certificates are non-negotiable and will be issued in the minimum amount of $1,000 and in any amount greater than $1,000. The Certificates will be offered in maturities of 12 to 180 months from the date of issue, with a fixed interest rate depending on the term. The Company will issue certificates approximately two weeks after deposit by the Company of the subscriber's payment check for collection by the Company's bank. See "Securities Being Offered." Paul Singer, the Company's president and sole director, will determine the interest rates on the Certificates. It will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See Description of Securities. The Company anticipates that the interest rate per annum on the Certificates will be between a minimum annual rate of 6% and a maximum annual rate of 12%. The minimum and maximum fixed interest rates, which are offered, will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph on or as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN

RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	$1,000 or greater	0%	$1,000 or greater
Total	$3,400,000	$0	$3,400,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$3,400,000	$0	$3,400,000

Offering expenses to be borne by the Company are estimated at approximately $13,500

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is March 3, 2003.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Public Market for the Certificates

Prior to this offering there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

Absence of Insurance and Regulation

Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. However, as a mortgage banker licensed by the Department of Banking of the Commonwealth of Pennsylvania, the Company is subject to certain provisions of the Pennsylvania Mortgage Bankers and Brokers Act, 63 P.S. § 456.01, et seq. The Company's mortgage banker's license from the Pennsylvania Department of Banking enables it to make consumer mortgage loans, although the Company has not done so through the date of this offering statement.

Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. There can be no assurance that the Company will be able to pay the ongoing interest on the Certificates and to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

Lack of Security And Subordination of Debt Represented by Certificates

The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See "Use of Proceeds," "Capitalization" and "Financial Statements." As of December 31, 2002, the Company's bank debt aggregated $200,000, its indebtedness to Mr. Singer was $46,036, and its liabilities aggregated $4,265,281. There is no limit on the amount of Senior Debt that the Company may incur. However, the Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. As of December 31, 2002 tangible shareholders' equity was $617,271, which would permit total indebtedness, including amounts due under the Certificates, of $4,938,168. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed the eight-to-one ratio will decrease. As of December 31, 2002, the Company could have issued an additional $672,887 of Investment Certificates in addition to the $3,992,904 then outstanding (assuming no increase in other debt). The Company's ability to issue the maximum amount of Investment Certificates being registered hereby will depend on its ability to raise additional equity capital, either from Mr. Singer or other investors. The Company at present has no commitment from any investor to contribute additional equity capital. The Company also anticipates that holders of outstanding Investment Certificates that mature during the effectiveness of this offering will elect to reinvest principal and/or interest, and that these holders will be provided with a copy of this Offering Circular and updated financial information as of the end of the most recent fiscal year and quarterly accounting period and will be treated as purchasers in this offering. As a result of the subordinate status of the Certificates, all other indebtedness of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited, until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's other indebtedness, including the Senior Debt. Therefore, holders of the Certificates may not be repaid in the event of any liquidation or insolvency, or other similar event involving the Company.

Absence of Sinking Fund and Trust Indenture

The Certificates are unsecured obligations of the Company and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Risks of Making Loans Secured by Real Property

The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. Current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 65% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

Lending and Credit Risks

The industry in which the Company is doing business is the portion of the financial services industry, which makes secured loans to persons and entities, which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

Dependence on Borrowed Funds from Certificates and Other Sources

The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans. The Company intends to maintain its $2,000,000 line of credit with National City Bank and to borrow funds under it to make additional commercial loans. The interest due on this line of credit is the prime rate, which was 4.75% as of December 31, 2003. This line of credit expires on November 19, 2003. The Company may not be able to maintain or increase its line of credit (or, if necessary, replace the line of credit after it expires.). Lack of an adequate line of credit may limit the aggregate amount of commercial loans the Company will be able to make. The Company's line of credit with National City Bank requires that the Company a number of financial covenants, including maintenance of a minimum net worth and a limit on total indebtedness. If the Company is unable to meet these financial covenants, it will be in default under the loan agreement with National City Bank.

Need for Additional Equity

The Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. Equity could in the future be obtained either by selling additional shares of the Company's stock or by net earnings that remain invested in the Company rather than being paid as dividends or other distributions to shareholders. The Company's ability to make loans is dependent on the availability of capital, including borrowed funds. If the Company's ability to obtain borrowed funds is limited by the unavailability of additional equity, the Company's growth may be limited. At present, there is no commitment by anyone to provide additional equity funding for the Company.

Dependence on Management

The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. The Company has entered into an employment agreement with Mr. Singer, which expires on December 31, 2005. The Company has obtained a key man life insurance policy on Mr. Singer in the amount of $1,000,000.

Environmental Risks

In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation. In the opinion of the Company's management, this is one of the customary risks of engaging in the business of making loans, which are secured, in whole or part, by real estate. The Company intends to take all action which it believes to be commercially reasonable and feasible under the circumstances to minimize these risks, including, where possible, requiring borrowers to provide the Company with an appropriate environmental analysis or report prior to the time the Company commits to making a loan. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis taking into account such considerations as the past and present use of the property. The Company does not intend to obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property. In that event, the Company may find that, as a practical matter, the only legal remedies available to it in connection with collection of the defaulted loan may be against the borrower personally (if possible) and/or any other guarantors of the borrower's debt, any or all of whom may be insolvent, in bankruptcy or otherwise unable to repay the defaulted loan. This limitation on the loan collection remedies available to the Company may increase the Company's costs of collection and/or increase the risk of loss with respect to a defaulted loan. This risk is in addition to any risk to the Company arising in connection with the environmental liabilities that may be associated with any particular piece of real property.

No Escrow of Funds

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company.

Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, upon paying the investor in the Certificate to be redeemed the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed.. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

High Level Of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company.

Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, prevailing interest rates, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business by reducing the availability or increasing the cost of the operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise), reducing the Company's ability to make loans, and making it more difficult for the Company to collect its accounts receivable, thereby causing the Company to experience greater credit losses and/or higher operating costs than anticipated.

Company And Industry Event Risks

A variety of factors can affect the Company's ability to repay its debt obligations, including the Certificates, on time. Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Factors such as business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulations, excessive leverage, or threats from competitors may lead to default.

Item 4. Plan Of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

Item 5. Use Of Proceeds

To the extent that the maximum dollar amount of Certificates are sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	Percentage
Total Proceeds	$3,400,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	15,000	0.43%
Printing & Advertising	10,000	0.29%
Net Proceeds from Offering	$3,375,000	99.29%
Use of Net Proceeds		
Commercial Loans	$3,375,000	100%
Other Business Uses	0	0%
Total Use of Net Proceeds	$3,375,000	100.00%

The Company does not intend to use a material part of the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income producing securities before it disburses funds to make loans.

Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal year:

	Amount Outstanding As of 12/31/02
Debt:	
Short-term debt	$200,000
Long-term debt	3,992,904
Total debt	4,192,904
Stockholders equity:	
Common stock	600,000
Retained earnings	139,709
Total stockholders equity	$739,709
Total Capitalization	$4,932,613

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are and will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings under a line of credit with a commercial bank. Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. The Company itself usually makes evaluations or appraisals of proposed real estate collateral, although independent appraisals may be obtained when deemed appropriate. In any event, the Company expects to lend a borrower no more than 50-65% of the borrower's equity in the estimated market or salvage value of the property securing the loan. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years.

The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is intended to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 12% which is adjusted (upward or downward, but not below 12% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on general market conditions, borrower credit, and the Company's cost of funds. Rates currently range from 12% to 17%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

Environmental studies of real estate that is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The borrower pays the cost of any such appraisals or studies. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage.

The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon.

Employees

The Company has two full-time employees. They are Paul Singer, its President, and an office manager. None of the Company's employees are subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. Mr. Singer has an Employment Agreement with the Company, which runs through December 31, 2007 and year-to-year thereafter unless terminated on at least 30 days prior notice. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities that compete with the Company during the term of the Agreement and for a period of one year thereafter.

Competition

The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. The Company's principal competitors in both direct lending and loan brokerage are subsidiaries of American Business Financial Services, Inc., American Business Credit, Inc. and HomeAmerican Credit, Inc., doing business as Upland Mortgage, which deal respectively with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards and others, including retailers, who extend credit to the public. Strong competition from larger and better-known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates which the Company receives on loans that it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan that the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk that the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as American Business Financial Services, Inc. Internet banks, such as ING Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed lower, which could have the effect of making the Company's Investment Certificates more attractive to investors because of their relatively higher interest rates.

In general interest rates decreased during 2001 and 2002. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. The Company believes that its competitive position is not greatly affected by interest rate changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities that will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require any other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal and state regulations affect the Company's businesses. The Company's mortgage brokerage and business lending activities must adhere to various federal and state laws affecting non-bank financial institutions, including: the Truth-in-Lending Act; the Equal Credit Opportunity Act; Electronic Funds Transfer Act; the Money Laundering Suppression Act; the Bank Secrecy Act; and the Fair Credit Reporting Act. Various states have laws regulating usury. The Company has a mortgage broker license in Pennsylvania. See "Risk Factors."

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. The Company has been involved in two administrative proceedings that adversely affected the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order, (iii) required the Company to retain the services of experienced securities counsel for a period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 14, 1999, a prior Regulation A Offering by the Company became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the Pennsylvania Securities Commission did not receive the filing. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company agreed to make an offer of rescission to each Pennsylvania resident who purchased a Certificateduring this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission was made, but was not accepted by any purchaser.

Item 7. Description of Property

Currently, the Company's principal executive offices are on the ground floor of a three-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased in 1997 for $325,000. The Company has granted to Hudson United Bank a mortgage on its property at 1708 Locust Street as security for a $500,000 line of credit. No funds had been drawn down under this line of credit as of December 31, 2002.The Company leases the remaining space in the building to Paul Singer's wife for $500 per month as a residence for Mr. Singer and his family under a lease that expires May 1, 2006.

Item 8. Directors, Executive Officers, And Significant Employees

Paul Singer is the president, secretary, and treasurer of the Company and is its sole director. Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science in 1988.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Mr. Singer's father, Mr. Michael Singer, owns Scott Finance Company and Scott Consumer Discount. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency, which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania and owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

Item 9. Remuneration Of Directors And Officers

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company, which commenced on January 1, 2003 and expires on December 31, 2007. The Agreement will be automatically renewed from year to year after 2006 unless terminated by either party. Mr. Singer received base compensation of $50,000 in 2001 and in 2002 under a prior agreement. Under the current agreement he will be entitled to receive base compensation of up to $75,000 each year. Mr. Singer also is entitled to receive such bonuses as may be awarded to him by the Board of Directors. Since Mr. Singer is currently the sole Director, he has the unilateral ability to determine his bonus, if any. Mr. Singer received a bonus of $1,800 in 2001 and $66,400 in 2002, based on the Company's profitability in each year.

Item 10. Security Ownership Of Management And Certain Shareholders

Paul Singer is the registered and beneficial owner of 2,000 shares of Common Stock of the Company, which he paid $300 each. The shares held by Mr. Singer constitute all of the issued shares of Common Stock of the Company.

Item 11. Interest Of Management And Others In Certain Transactions

Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2002 the amount owed to Mr. Singer was $46,036. This loan is due on demand and bears interest at an annual rate of 7.5%.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006.

Item 12. Securities Being Offered

Principal Amount and Term

This Offering Statement relates to the offer and sale of up to $3,400,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. The Certificates are available in the following maturities: 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. The principal amount of Certificates offered pursuant to this Offering Statement includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. $1,358,268 of existing investment certificates will mature during this two-year period, but any roll-overs will be included within and limited by the $3,400,000 of Investment Certificates available in this offering . Despite the maximum amount of this offering, the Company intends to limit the sale new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity.

Interest Rates and Payment

The interest rate for each Certificate is fixed for the term of the Certificate and is not less than one percent greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 6% and an approximate maximum rate of 12%. The minimum and maximum fixed interest rates that are offered will change from time to time in response to current business and market conditions.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the holder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the holder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

How to Purchase Certificates

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

To purchase a Certificate, investors should contact:

Paul Singer (President of the Company)
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

Telephone No. (215) 893-9722 or (877) SINGER-NOW

e-mail paul@singerfinancial.com

Payment or Rollover At Maturity

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that maturity or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of the Company's subordinated investment certificates in the future will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

Redemption

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificateholders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificateholders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

Repayment Upon Death

There is no right to have Certificates redeemed upon the death of a certificateholder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Subordination

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness that the Company may incur to which the Certificates would be subordinated.

As of December 31, 2002, the amount of indebtedness to which the Certificates would have been subordinated, if then issued, was $272,377, including a loan payable to Paul Singer of $46,036 and $200,000 outstanding on its line of credit with National City Bank. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants. The Company has granted to Hudson United Bank a mortgage on its property at 1708 Locust Street, Philadelphia as secuirity for a $500,000 line of credit. No funds had been drawn down under this line of credit as of December 31, 2002. In the event that funds are drawn under this line of credit, the Certificates will be subordinate to this indebtedness.

All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $7,492,904 of pari passu indebtedness, including $3,992,904 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2002.

PART F/S -- FINANCIAL STATEMENTS

The Company's audited financial statements for the years ended December 31, 2002 and 2001 are included in this Offering Statement as pages F-1 through F-14.

PART III

EXHIBITS

Index to Exhibits

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on March 3, 2003.

SINGER FINANCIAL CORP.

By: ______________________________
Paul Singer, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Paul Singer, Chief Executive Officer, Director

____
Paul Singer, Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Fishbein&Company, P.C.
Certified Public Accountants

Elkins Park Square -- Suite 200
8080 Old York Road
Elkins Park, PA 19027-1455
215-635-3100
Fax: 215-635-5788

INDEPENDENT AUDITOR'S REPORT

Stockholder and Director
Singer Financial Corp.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of **SINGER FINANCIAL CORP.** as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fishbein + Company, P.C.

FISHBEIN & COMPANY, P.C.

Elkins Park, Pennsylvania
January 15, 2003

SINGER FINANCIAL CORP.

Balance Sheets

ASSETS

	December 31, 2002	December 31, 2001
Cash	$ 259,771	$ 374,637
Loans receivable	4,211,208	3,210,853
Accrued interest receivable	72,062	59,218
Prepaid expenses	7,879	5,689
Property and equipment - Net of accumulated depreciation of $63,451 - 2002 and $52,026 - 2001	331,632	331,841
Financing costs - Net of accumulated amortization of $40,054 - 2002 and $100,099 - 2001	122,438	156,796
	$ 5,004,990	$ 4,139,034

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2002	December 31, 2001
LIABILITIES		
Notes payable - Bank	$ 200,000	$ 531,307
Subordinated investment certificates (Including accrued interest of $434,575 - 2002 and $229,897 - 2001)	3,992,904	2,766,479
Accounts payable and accrued expenses	16,882	3,062
Demand note payable - Stockholder	46,036	87,722
Income taxes payable	3,959	16,930
Deferred income taxes	5,500	5,500
	4,265,281	3,411,000
STOCKHOLDER'S EQUITY		
Preferred stock - No par value Authorized 500,000 shares Issued and outstanding - None		
Common stock - No par value Authorized 10,000 shares Issued and outstanding - 2,000 shares	600,000	600,000
Retained earnings	139,709	128,034
	739,709	728,034
	$ 5,004,990	$ 4,139,034

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Income

	Year Ended December 31, 2002	2001
INCOME		
Interest		
Interest income	$ 677,995	$ 551,388
Interest expense	372,339	315,512
Net interest income	305,656	235,876
Brokerage fees	111,036	95,935
	416,692	331,811
OPERATING EXPENSES		
General and administrative	330,980	206,978
Depreciation and amortization	73,911	58,620
	404,891	265,598
INCOME FROM OPERATIONS	11,801	66,213
RENTAL INCOME	6,000	7,000
INCOME BEFORE INCOME TAXES	17,801	73,213
INCOME TAXES	6,126	19,460
NET INCOME	$ 11,675	$ 53,753

See notes to financial statements.

	Common Stock							
	Number of Shares		Amount		Retained Earnings		Total
BALANCE - JANUARY 1, 2001	1,320	$	396,000	$	74,281	$	470,281
Issuance of common stock	680		204,000				204,000
Net income					53,753		53,753
BALANCE - DECEMBER 31, 2001	2,000		600,000		128,034		728,034
Net income					11,675		11,675
BALANCE - DECEMBER 31, 2002	2,000	$	600,000	$	139,709	$	739,709

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Cash Flows

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,675	$ 53,753
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of loan origination costs (fees) - Net	(100,714)	(103,653)
Depreciation of property and equipment	11,425	11,319
Amortization of financing costs	62,486	47,301
Accrued interest on foreclosed loan	(112,708)	-
Increase in accrued interest on subordinated investment certificates (Includes $50,447 - 2002 and $78,287 - 2001 added to principal)	255,125	133,630
(Increase) decrease in		
Accrued interest receivable	(12,844)	10,382
Prepaid expenses	(2,190)	(3,431)
Increase (decrease) in		
Accounts payable and accrued expenses	13,820	(18,367)
Income taxes payable	(12,971)	13,530
Net cash provided by operating activities	113,104	144,464
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans originated	(3,496,925)	(714,414)
Loan payments received	2,228,636	1,308,462
Capitalization of costs to prepare property for sale	(50,176)	
Proceeds from sale of property	531,532	-
Purchase of property and equipment	(11,216)	(2,318)
Net cash provided by (used in) investing activities	(798,149)	591,730
CASH FLOWS FROM FINANCING ACTIVITIES		
Financing costs incurred	(28,128)	(85,306)
Proceeds of note and mortgage payable - Bank	200,000	220,000
Principal payments on note and mortgage payable - Bank	(531,307)	(1,390,900)
Proceeds from issuance of subordinated investment certificates	1,122,696	995,969
Principal payments on subordinated investment certificates	(151,396)	(46,282)
Net principal payments on demand note payable - Stockholder	(41,686)	(116,748)
Net cash provided by (used in) financing activities	570,179	(423,267)
NET INCREASE (DECREASE) IN CASH	(114,866)	312,927
CASH - BEGINNING	374,637	61,710
CASH - ENDING	$ 259,771	$ 374,637

See notes to financial statements.

	Year Ended December 31,	
	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	$ 153,841	$ 280,409
Income taxes	19,097	5,930

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2002, the Company foreclosed on a loan receivable which was in default, and took title to the property. The balance of the loan was $368,648, plus accrued interest of $112,708.

During the year ended December 31, 2001, $204,000 of the demand note payable - stockholder was converted to common stock.

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2002 and 2001, no allowance for credit losses was deemed necessary.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financing Costs and Amortization

Financing costs of $4,405 incurred in obtaining the mortgage payable – bank were being amortized using the straight-line method over the twenty-year term of the agreement; the mortgage was repaid during the year ended December 31, 2002.

Financing costs of $162,492 and $252,490 at December 31, 2002 and 2001, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates.

Interest Income

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of the receivables will cause earlier suspension if collection is doubtful.

Advertising Costs

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $2,679 and $2,081 for the years ended December 31, 2002 and 2001, respectively.

Income Taxes

Deferred income taxes are provided for the temporary difference in financial and income tax reporting of the recovery of the cost of property and equipment. For financial reporting, depreciation is provided as described above. For income tax reporting, the cost of property and equipment is being recovered using the methods and lives prescribed by the Internal Revenue Code.

2. LOANS RECEIVABLE

	December 31, 2002	December 31, 2001
Real estate secured loans	$ 4,443,393	$ 2,713,577
Related company (see Note 6)	-	625,000
Unamortized origination costs (fees) - Net	(232,185)	(127,724)
	$ 4,211,208	$ 3,210,853

2. *LOANS RECEIVABLE (Continued)*

At December 31, 2002, the contractual maturities of real estate secured loans receivable are as follows:

	2003	2004	2005	2006	2007	Thereafter	Total
Real estate secured loans	$ 177,437	$ 869,196	$ 336,529	$ 410,669	$ 2,424,257	$ 225,305	$ 4,443,393
Unamortized origination costs (fees) - Net	(59,800)	(55,543)	(44,190)	(40,757)	(25,415)	(6,480)	(232,185)
	$ 117,637	$ 813,653	$ 292,339	$ 369,912	$ 2,398,842	$ 218,825	$ 4,211,208

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

3. *PROPERTY AND EQUIPMENT*

	2002	2001
Land	$ 66,977	$ 66,977
Building	267,907	267,907
Building improvements	26,115	14,900
Office furniture and equipment	34,083	34,083
	395,082	383,867
Less accumulated depreciation	63,450	52,026
	$ 331,632	$ 331,841

4. NOTES PAYABLE – BANK

	December 31, 2002	December 31, 2001
Note payable - Represents the balance of advances to date under a $2,000,000 line of credit; interest payable monthly at prime (minimum of 4.75%, which is the effective rate at December 31, 2002); collateralized by substantially all of the Company's assets. The loan agreement also contains various restrictive covenants, including the following: aggregate debt less than the 300% of the sum of net worth and subordinated debt, and tangible net worth not less than $3,000,000.	$ 200,000	$ -
Note payable - Represented the balance of advances under a $2,000,000 line of credit; advances limited to 80% of the net outstanding amount of eligible receivables; interest payable monthly at prime plus 1/4% (an effective rate of 4.75% at December 31, 2002); collateralized by substantially all of the Company's assets. The loan agreement also contains various restrictive covenants, including the following: leverage not greater than 1.75:1 and tangible net worth not less than $1,750,000. The balance was repaid during the year ended December 31, 2002.	-	293,464
Note payable in monthly installments of $2,070 including interest at 7.75% through October, 2004; beginning in November, 2004, payable in monthly installments of $2,221 including interest at 3.25% over the 5-year U.S. Treasury note rate; any remaining balance due in October, 2019; collateralized by the Company's land and building; guaranteed by the stockholder of the Company. The balance was repaid during the year ended December 31, 2002.	-	237,843
	$ 200,000	$ 531,307

5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 6% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

Certificates outstanding at December 31, 2002 mature as follows:

Year Ending December 31,	Amount (including accrued interest)	Interest Rate
2003	$ 424,613	7 - 10%
2004	789,073	8.5 - 10
2005	354,010	8.25 - 10
2006	649,896	9.25 - 10
2007	704,815	8.5 - 10
2008	231,690	10 - 10.5
2009	282,761	9.75 - 10.5
2010	11,989	10.5
2011	172,145	10.25 - 10.5
2012	53,934	10.25 - 10.5
2014	10,336	11
2015	53,893	11
2016	166,018	10.5 - 11
2017	87,731	10.5 - 11
	$ 3,992,904	

6. *RELATED PARTY TRANSACTIONS*

At December 31, 2001, a loan receivable of $625,000 was due from a company owned by a relative of the Company's stockholder (see Note 2); the loan was repaid during the year ended December 31, 2002. Interest income on this loan was $38,112 and $61,750 for the years ended December 31, 2002 and 2001, respectively.

The demand note payable – stockholder bears interest at 7.5%; interest expense on this note was $5,660 and $10,683 for the years ended December 31, 2002 and 2001, respectively.

Compensation of $52,638 and $46,620 for the years ended December 31, 2002 and 2001, respectively, included in general and administrative expenses, and financing costs of $3,762 and $5,180 for the years ended December 31, 2002 and 2001, respectively, were paid to the stockholder for brokerage services rendered, based on a percentage of fees generated. In addition, a bonus of $60,000 was paid to the stockholder during the year ended December 31, 2002.

The Company leases certain of its facilities to its stockholder under a five-year lease through May, 2006, at a monthly rental of $500 (see Note 8).

A loan receivable with a principal balance of $248,048 was purchased by the shareholder of the Company during the year ended December 31, 2001 for $317,000 (which included accrued interest, late charges, and other fees).

Property, with a book value of $531,532, was sold to the shareholder of the Company for the same amount.

7. *INCOME TAXES*

The provision for income taxes consists of the following:

	Year Ended December 31,	
	2002	2001
Current		
Federal	$ 2,287	$ 13,060
State	3,839	6,400
	$ 6,126	$ 19,460

7. *INCOME TAXES* (Continued)

A reconciliation of income taxes at the federal statutory rate to the Company's tax provision is as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Federal income tax at statutory rate	$ 2,561	$ 13,178
State taxes - Net of federal tax	3,263	5,248
Nondeductible expenses	862	50
Other	(560)	984
	$ 6,126	$ 19,460

8. *COMMITMENTS*

a. Employment Contract

The Company is committed under an employment contract with its stockholder/director/Chief Executive Officer/President which expires in December, 2005, and which provides for annual compensation of $50,000. In addition to the base salary, a bonus may be awarded by the Board of Directors. Total compensation for the years ended December 31, 2002 and 2001, respectively, was $116,400 and $51,800 (as indicated in Note 6).

b. Lease Commitment

The Company leases space to its stockholder under a five-year operating lease beginning in May, 2001 and expiring in May, 2006. Minimum future rentals to be received under this lease for the remaining lease term are as follows:

Year Ending December 31,	
2003	$ 6,000
2004	6,000
2005	6,000
2006	2,500
	$ 20,500

COMMERCIAL NOTE: REVOLVING CREDIT/PRIME

Amount	City, State	Date	FOR BANK USE ONLY
$2,000,000.00	Philadelphia, PA	November ___, 2002	Obligor #
			Tax I. D. #
			Obligation #
			Office

FOR VALUE RECEIVED, **SINGER FINANCIAL CORP.** ("***Borrower***"), a Pa. corporation, whose mailing address is 1708 Locust Street, Philadelphia, Pennsylvania 19103, hereby promise to pay to the order of **NATIONAL CITY BANK** ("***Bank***"), a national banking association having a banking office at One South Broad, 13th Floor, Philadelphia, Pennsylvania 19107, Attention: Specialized Banking Group, Locator No. 01-5997, at the address specified on the bills received by Borrower from Bank (or at such other place as Bank may from time to time designate by written notice) in lawful money of the United States of America, the principal sum of

TWO MILLION AND 00/100THS DOLLARS

or such lesser amount as may appear on this Note, or as may be entered in a loan account on Bank's books and records, or both, together with interest, all as provided below.

1. Commitment. This Note evidences an arrangement (the "***Subject Commitment***") whereby Borrower may, on the date of this Note and thereafter until (but not including) November 19, 2003 (the "***Expiration Date***") or such earlier date upon which the Subject Commitment is terminated or reduced to zero, obtain from Bank, subject to the terms and conditions of this Note, such loans (each a "***Subject Loan***") as Borrower may from time to time properly request. The amount of the Subject Commitment shall be equal to the face amount of this Note, *provided*, that Borrower shall have the right, at any time and from time to time, to permanently reduce the amount of the Subject Commitment to any amount that is an integral multiple of twenty-five thousand dollars ($25,000) (the "***Minimum Borrowing Amount***") by giving Bank not less than one (1) Banking Day's prior notice (which shall be irrevocable) of the effective date of the reduction, *provided*, that no reduction in the amount of the Subject Commitment shall be effective if, after giving effect to that reduction, the aggregate unpaid principal balance of the Subject Loans would exceed the amount of the Subject Commitment as so reduced. Regardless of any fee or other consideration received by Bank, the Subject Commitment may be terminated pursuant to section 9.

2. Fees. Borrower shall pay Bank a commitment fee *(a)* in arrears on February 28, 2003 and quarter-annually thereafter and upon the termination of the Subject Commitment or the reduction thereof to zero, *(b)* based on the average daily difference between the amount of the Subject Commitment and the aggregate unpaid principal balance of the Subject Loans during the period from the due date of the last such fee (or, if none, the date of this Note) to the due date of the fee in question, and *(c)* computed at the rate of one-quarter of one percent (.25%) per annum of the aggregate unused balance of all outstanding loan commitments to Borrower, ~~and Singer Financial Corp.~~ between $0 and $3,000,000.00, and one-eighth of one percent (.125%) per annum of the aggregate unused balance of all outstanding loan commitments to Borrower and Singer Financial Corp. in excess of $3,000,000.00.

PS GRK

Scott Finance Company and Scott Consumer Discount company GRK

Thomay\2002\word\0514nte.doc\tmg

3. Loan Requests; Disbursement. A Subject Loan is properly requested if requested orally or in writing not later than 2:00 p. m., Banking-Office Time, of the Banking Day upon which that Subject Loan is to be made. Each request for a Subject Loan shall of itself constitute, both when made and when honored, a representation and warranty by Borrower to Bank that Borrower is entitled to obtain the requested Subject Loan. Bank is hereby irrevocably authorized to make an appropriate entry on this Note, in a loan account on Bank's books and records, or both, whenever Borrower obtains a Subject Loan. Each such entry shall be prima facie evidence of the data entered, but the making of such an entry shall not be a condition to Borrower's obligation to pay. Bank is hereby directed, absent notice from Borrower to the contrary, to disburse the proceeds of each Subject Loan to Borrower's general checking account with Bank. Bank shall have no duty to follow, nor any liability for, the application of any proceeds of any Subject Loan.

4. Conditions: Subject Loans. Each Subject Loan shall be in an amount that is an integral multiple of the Minimum Borrowing Amount. Borrower shall not be entitled to obtain any Subject Loan *(a)* on or after the termination of the Subject Commitment or the reduction thereof to zero, *(b)* if either at the time of Borrower's request for that loan or when that request is honored there shall exist or would occur any Event of Default, *(c)* if any representation, warranty, or other statement (other than any expressly made as of a single date) made by any Person (other than Bank) in any Related Writing would, if made either as of the time of Borrower's request for that Subject Loan or as of the time when that request is honored, be untrue or incomplete in any respect, or *(d)* if after giving effect to that Subject Loan and all others for which requests are then pending, the aggregate unpaid principal balance of the Subject Loans would exceed the then amount of the Subject Commitment.

5. Interest. The unpaid principal balance of each Subject Loan shall at all times bear interest at a fluctuating rate per annum equal to the Prime Rate, *provided,* that the applicable rate shall never be lower than four and three quarters percent (4.75%); *provided further*, that so long as any principal of or accrued interest on any Subject Loan is overdue, all unpaid principal of each Subject Loan and all overdue interest on that principal shall bear interest at a fluctuating rate equal to two percent (2%) per annum above the rate that would otherwise be applicable; *provided further,* that in no event shall any principal of or interest on any Subject Loan bear interest at any time after Maturity at a lesser rate than the rate applicable thereto immediately after Maturity. Interest on each Subject Loan shall be payable in arrears on November 30, 2002, and on the last day of each month thereafter, and at Maturity, and on demand thereafter.

6. Repayment. Subject to section 9, each Subject Loan shall be due and payable in full on the Expiration Date. Borrower shall have the right to prepay the principal of the Subject Loans in whole or in part, *provided*, that each such prepayment shall be in an amount that is an integral multiple of the Minimum Borrowing Amount. Each prepayment of a Subject Loan may be made without premium or penalty.

7. Definitions. As used in this Note, except where the context clearly requires otherwise, "***Affiliate***" means, when used with reference to any Person (the "*subject*"), a Person that is in control of, under the control of, or under common control with, the subject, the term "*control*" meaning the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise; "***Bank Debt***" means, collectively, all Debt to Bank, whether incurred directly to Bank or acquired by it by purchase, pledge, or otherwise, and whether participated to or from Bank in whole or in part; "***Banking Day***" means any day (other than any Saturday, Sunday or legal holiday) on which Bank's banking office is open to the public for carrying on substantially all of its banking functions; "***Banking-Office Time***" means, when used with reference to any time, that time determined at the location of Bank's banking office; "***Debt***" means, collectively, all obligations of the Person or Persons in question, including, without limitation, every such obligation whether owing by one such Person alone or with one or more other Persons in a joint, several, or joint and several capacity, whether now owing or hereafter arising, whether owing absolutely or contingently, whether created by lease, loan, overdraft, guaranty of payment, or other contract, or by quasi-contract, tort, statute, other operation of law, or otherwise; "***Maturity***" means, when used with reference to any Subject Loan, the date (whether occurring by lapse of time, acceleration, or otherwise) upon which that Subject Loan is due; "***Note***" means this promissory note (including, without limitation, each addendum, allonge, or amendment, if any, hereto); "***Obligor***" means any Person who, or any of whose property, shall at the time in question be obligated in respect of all or any part of the Bank Debt of Borrower and (in addition to Borrower) includes, without limitation, co-makers, indorsers, guarantors, pledgors, hypothecators, mortgagors, and any other Person who agrees, conditionally or otherwise, to assure such other Obligor's creditors or any of them against loss; "***Person***" means an individual or entity of any kind, including, without limitation, any association, company, cooperative, corporation, partnership, trust, governmental body, or any other form or kind of entity; "***Prime Rate***" means the fluctuating rate per annum which is publicly announced from time to time by Bank as being its "prime rate" or "base rate" thereafter in effect, with each change in the Prime Rate automatically, immediately, and without notice changing the Prime Rate thereafter applicable hereunder, it being acknowledged that the Prime Rate is not necessarily the lowest rate of interest then available from Bank on fluctuating-rate loans; "***Proceeding***" means any assignment for the benefit of creditors, any case in bankruptcy, any marshalling of any Obligor's assets for the benefit of creditors, any moratorium on the payment of debts, or any proceeding under any law relating to conservatorship, insolvency, liquidation, receivership, trusteeship, or any similar event, condition, or other thing; "***Related Writing***" means this Note and any indenture, note, guaranty, assignment, mortgage, security agreement, subordination agreement, notice, financial statement, legal opinion, certificate, or other writing of any kind pursuant to which all or any part of the Bank Debt of Borrower is issued, which evidences or secures all or any part of the Bank Debt of Borrower, which governs the relative rights and priorities of Bank and one or more other Persons to payments made by, or the property of, any Obligor, which is delivered to Bank pursuant to another such writing, or which is otherwise delivered to Bank by or on behalf of any Person (or any employee, officer, auditor, counsel, or agent of any Person) in respect of or in connection with all or any part of the Bank Debt of Borrower; "***Reporting Person***" means each Obligor and each member of any "Reporting Group" as defined in any addendum to this Note; and the foregoing definitions shall be applicable to the respective plurals of the foregoing defined terms.

8. Events of Default. It shall be an "*Event of Default*" if *(a)* all or any part of the Bank Debt of any Obligor shall not be paid in full promptly when due (whether by lapse of time, acceleration, or otherwise); *(b)* any representation, warranty, or other statement made by any Person (other than Bank) in any Related Writing shall be untrue or incomplete in any respect when made; *(c)* any Person (other than Bank) shall repudiate or shall fail or omit to perform or observe any agreement contained in this Note or in any other Related Writing that is on that Person's part to be complied with; *(d)* any indebtedness (other than any evidenced by this Note) of any Obligor shall not be paid when due, or there shall occur any event, condition, or other thing which gives (or which with the lapse of any applicable grace period, the giving of notice, or both would give) any creditor the right to accelerate or which automatically accelerates the maturity of any such indebtedness; *(e)* Bank shall not receive (in addition to any information described in any addendum to this Note) without expense to Bank, *(i)* forthwith upon each request of Bank made upon Borrower therefor, *(A)* such information in writing regarding each Reporting Person's financial condition, properties, business operations, if any, and pension plans, if any, prepared, in the case of financial information, in accordance with generally accepted accounting principles consistently applied and otherwise in form and detail satisfactory to Bank or *(B)* written permission, in form and substance satisfactory to Bank, from each Reporting Person to inspect (or to have inspected by one or more Persons selected by Bank) the properties and records of that Reporting Person and to make copies and extracts from those records or *(ii)* prompt written notice whenever Borrower (or any director, employee, officer, or agent of Borrower) knows or has reason to know that any Event of Default has occurred; *(f)* any judgment shall be entered against any Obligor in any judicial or administrative tribunal or before any arbitrator or mediator; *(g)* any Obligor shall fail or omit to comply with any applicable law, rule, regulation, or order in any material respect; *(h)* any proceeds of any Subject Loan shall be used for any purpose that is not in the ordinary course of Borrower's business; *(i)* any property in which any Obligor now has or hereafter acquires any rights or which now or hereafter secures any Bank Debt shall be or become encumbered by any mortgage, security interest, or other lien, *except* any mortgage, security interest, or other lien consented to by Bank; *(j)* any Obligor shall at any time or over any period of time sell, lease, or otherwise dispose of all or any material part of that Obligor's assets, *except* for inventory sold in the ordinary course of business and other assets sold, leased, or otherwise disposed of with the consent of Bank; *(k)* any Obligor shall cease to exist or shall be dissolved, become legally incapacitated, or die; *(l)* any Proceeding shall be commenced with respect to any Obligor; *(m)* there shall occur or commence to exist any event, condition, or other thing that constitutes an "Event of Default" as defined in any addendum to this Note; *(n)* there shall occur any event, condition, or other thing that has, or, in Bank's judgment, is likely to have, a material adverse effect on the financial condition, properties, or business operations of any Obligor or on Bank's ability to enforce or exercise any agreement or right arising under, out of, or in connection with any Related Writing; or *(o)* the holder of this Note shall, in good faith, believe that the prospect of payment or performance of any obligation evidenced by this Note is impaired.

9. Effects of Default. If any Event of Default (other than the commencement of any Proceeding with respect to Borrower) shall occur, then, and in each such case, notwithstanding any provision or inference to the contrary, Bank shall have the right in its discretion, by giving written notice to Borrower, to *(a)* immediately terminate the Subject Commitment (if not already terminated or reduced to zero) and *(b)* declare each Subject Loan (if not already due) to be due, whereupon each Subject Loan shall immediately become due and payable in full. If any Proceeding shall be commenced with respect to Borrower, then, notwithstanding any provision or inference to the contrary, automatically, without presentment, protest, or notice of dishonor, all of which are waived by all makers and all indorsers of this Note, now or hereafter existing, *(i)* the Subject Commitment shall immediately terminate (if not already terminated or reduced to zero) and *(ii)* each Subject Loan (if not already due) shall immediately become due and payable in full.

10. Late Charges. If any principal of or interest on any Subject Loan is not paid within ten (10) days after its due date, then, and in each such case, Bank shall have the right to assess a late charge, payable by Borrower on demand, in an amount equal to the greater of twenty dollars ($20.00) or five percent (5%) of the amount not timely paid.

11. No Setoff. Borrower hereby waives any and all now existing or hereafter arising rights to recoup or offset any obligation of Borrower under or in connection with this Note or any Related Writing against any claim or right of Borrower against Bank.

12. Indemnity: Capital Adequacy. If *(a)* at any time any governmental authority shall require National City Corporation, a Delaware corporation, its successors or assigns, or Bank, whether or not the requirement has the force of law, to maintain, as support for the Subject Commitment, capital in a specified minimum amount that either is not required or is greater than that required at the date of this Note, whether the requirement is implemented pursuant to the "risk-based capital guidelines" (published at 12 CFR 3 in respect of "national banking associations", 12 CFR 208 in respect of "state member banks", and 12 CFR 225 in respect of "bank holding companies") or otherwise, and *(b)* as a result thereof the rate of return on capital of National City Corporation, its successors or assigns, or Bank or both (taking into account their then policies as to capital adequacy and assuming full utilization of their capital) shall be directly or indirectly reduced by reason of any new or added capital thereby attributable to the Subject Commitment; then, and in each such case, Borrower shall, on Bank's demand, pay Bank as an additional fee such amounts as will in Bank's reasonable opinion reimburse National City Corporation, its successors and assigns, and Bank for any such reduced rate of return. In determining the amount of any such fee, Bank may use reasonable averaging and attribution methods. Each determination by Bank shall be conclusive absent manifest error.

13. Indemnity: Administration and Enforcement. Borrower will reimburse Bank, on Bank's demand from time to time, for any and all fees, costs, and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred by Bank in administering this Note or in protecting, enforcing, or attempting to protect or enforce its rights under this Note. If any amount (other than any principal of any Subject Loan and any interest and late charges) owing under this Note is not paid when due, then, and in each such case, Borrower shall pay, on Bank's demand, interest on that amount from the due date thereof until paid in full at a fluctuating rate equal to four percent (4%) per annum plus the Prime Rate.

14. Waivers; Remedies; Application of Payments. Bank may from time to time in its discretion grant waivers and consents in respect of this Note or any other Related Writing or assent to amendments thereof, but no such waiver, consent, or amendment shall be binding upon Bank unless set forth in a writing (which writing shall be narrowly construed) signed by Bank. No course of dealing in respect of, nor any omission or delay in the exercise of, any right, power, or privilege by Bank shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further or other exercise thereof or of any other, as each such right, power, or privilege may be exercised either independently or concurrently with others and as often and in such order as Bank may deem expedient. Without limiting the generality of the foregoing, neither Bank's acceptance of one or more late payments or charges nor Bank's acceptance of interest on overdue amounts at the respective rates applicable thereto shall constitute a waiver of any right of Bank. Each right, power, or privilege specified or referred to in this Note is in addition to and not in limitation of any other rights, powers, and privileges that Bank may otherwise have or acquire by operation of law, by other contract, or otherwise. Bank shall be entitled to equitable remedies with respect to each breach or anticipatory repudiation of any provision of this Note, and Borrower hereby waives any defense which might be asserted to bar any such equitable remedy. Bank shall have the right to apply payments in respect of the indebtedness evidenced by this Note with such allocation to the respective parts thereof and the respective due dates thereof as Bank in its sole discretion may from time to time deem advisable.

If any payment is required to be made on a day which is not a Banking Day, such payment shall be due on the next immediately following Banking Day and interest shall continue to accrue at the applicable rate.

15. Other Provisions. The provisions of this Note shall bind Borrower and Borrower's successors and assigns and benefit Bank and its successors and assigns, including each subsequent holder, if any, of this Note, *provided*, that no Person other than Borrower may obtain Subject Loans; *provided further*, that neither any such holder of this Note nor any assignee of any Subject Loan, whether in whole or in part, shall thereby become obligated to grant Borrower any Subject Loan. Except for Borrower and Bank and their respective successors and assigns, there are no intended beneficiaries of this Note or the Subject Commitment. The provisions of sections 10 through 18, both inclusive, shall survive the payment in full of the principal of and interest on this Note. The captions to the sections and subsections of this Note are inserted for convenience only and shall be ignored in interpreting the provisions thereof. Each reference to a section includes a reference to all subsections thereof (i.e., those having the same character or characters to the left of the decimal point) except where the context clearly does not so permit. If any provision in this Note shall be or become illegal or unenforceable in any case, then that provision shall be deemed modified in that case so as to be legal and enforceable to the maximum extent permitted by law while most nearly preserving its original intent, and in any case the illegality or unenforceability of that provision shall affect neither that provision in any other case nor any other provision. All fees, interest, and premiums for any given period shall accrue on the first day thereof but not on the last day thereof (unless the last day is the first day) and in each case shall be computed on the basis of a 360-day year and the actual number of days in the period. In no event shall interest accrue at a higher rate than the maximum rate, if any, permitted by law. Bank shall have the right to furnish to its Affiliates, and to such other Persons as Bank shall deem advisable for the conduct of its business, information concerning the business, financial condition, and property of Borrower, the amount of the Bank Debt of Borrower, and the terms, conditions, and other provisions applicable to the respective parts thereof. This Note shall be governed by the law (excluding conflict of laws rules) of the jurisdiction in which Bank's banking office is located.

16. Integration. This Note and, to the extent consistent with this Note, the other Related Writings, set forth the entire agreement of Borrower and Bank as to the subject matter of this Note, and may not be contradicted by evidence of any agreement or statement unless made in a writing (which writing shall be narrowly construed) signed by Bank contemporaneously with or after the execution and delivery of this Note. Without limiting the generality of the foregoing, Borrower hereby acknowledges that Bank has not based, conditioned, or offered to base or condition the credit hereby evidenced or any charges, fees, interest rates, or premiums applicable thereto upon Borrower's agreement to obtain any other credit, property, or service other than any loan, discount, deposit, or trust service from Bank. In the event and to the extent of any conflict between the terms hereof and the terms of any exhibit, schedule, addendum, allonge, modification or amendment hereto, the terms of such exhibit, schedule, addendum, allonge, modification or amendment shall control.

17. Notices and Other Communications. Each notice, demand, or other communication, whether or not received, shall be deemed to have been given to Borrower whenever Bank shall have mailed a writing to that effect by certified or registered mail to Borrower at Borrower's mailing address (or any other address of which Borrower shall have given Bank notice after the execution and delivery of this Note); however, no other method of giving actual notice to

Borrower is hereby precluded. Borrower hereby irrevocably accepts Borrower's appointment as each Obligor's agent for the purpose of receiving any notice, demand, or other communication to be given by Bank to each such Obligor pursuant to any Related Writing. Bank shall be entitled to assume that any knowledge possessed by any Obligor other than Borrower is possessed by Borrower. Each communication to be given to Bank shall be in writing unless this Note expressly permits that communication to be made orally, and in any case shall be given to Bank at Bank's banking office (or any other address of which Bank shall have given notice to Borrower after the execution and delivery this Note). Borrower hereby assumes all risk arising out of or in connection with each oral communication given by Borrower and each communication given or attempted by Borrower in contravention of this section. Bank shall be entitled to rely on each communication believed in good faith by Bank to be genuine.

18. Jurisdiction and Venue; Waiver of Jury Trial. Any action, claim, counterclaim, crossclaim, proceeding, or suit, whether at law or in equity, whether sounding in tort, contract, or otherwise at any time arising under or in connection with this Note or any other Related Writing, the administration, enforcement, or negotiation of this Note or any other Related Writing, or the performance of any obligation in respect of this Note or any other Related Writing (each such action, claim, counterclaim, crossclaim, proceeding, or suit, an "***Action***") may be brought in any federal or state court located in the city in which Bank's banking office is located. Borrower hereby unconditionally submits to the jurisdiction of any such court with respect to each such Action and hereby waives any objection Borrower may now or hereafter have to the venue of any such Action brought in any such court. Borrower HEREBY, AND EACH HOLDER OF THIS Note, BY TAKING POSSESSION THEREOF, KNOWINGLY AND VOLUNTARILY WAIVES JURY TRIAL IN RESPECT OF ANY Action.

Borrower:

SINGER FINANCIAL CORP.

By: ______________________

Printed Name: Paul Singer

Title: Pres.

Thomay\2002\word\0514nte.doc\tmg

ok

COMMERCIAL NOTE ADDENDUM

Amount	City, State	Date	FOR BANK USE ONLY
$2,000,000.00	Philadelphia, PA	November ___, 2002	Obligor #
			Tax I. D. #
			Obligation #
			Office

This Commercial Note Addendum (this "***Addendum***") is made by **SINGER FINANCIAL CORP.** ("***Borrower***"), a(n) Pa- corporation, at the place and as of the date first set forth above.

Borrower has executed and delivered to **NATIONAL CITY BANK** ("***Bank***") a promissory note dated ____________, 2002, in the face amount set forth above and captioned Commercial Note: Revolving Credit/Prime.

This Addendum is hereby made a part of the note described above and that note is hereby supplemented by adding the following Events of Default thereto:

1. ***Information.*** It shall be an Event of Default if Bank shall not receive:

(a) as soon as available, and in any event within forty-five (45) days after each quarter-annual fiscal period of each of Borrower's fiscal years, the Borrower's balance sheet as at the end of the period and Borrower's statements of cash flow, income, and surplus reconciliation for Borrower's then current fiscal year to date, prepared on comparative basis with the prior year, in accordance with GAAP, and in form and detail satisfactory to Bank, and

(b) as soon as available, and in any event within ninety (90) days after the end of each of Borrower's fiscal years, a complete copy of an annual report (including, without limitation, all financial statements therein and notes thereto) of the Borrower for that year,

(i) prepared in the manner described in the next preceding clause (a),

(ii) certified, without qualification as to GAAP, as having been audited by independent certified public accountants selected by Borrower and satisfactory to Bank, and

(iii) accompanied by a copy of any management report, letter, or similar writing furnished to Borrower by those accountants, and

(c) concurrently with each delivery of financial statements pursuant to clause (a) or (b) of this section 1, a compliance certificate signed by Borrower's chief financial officer (or other officer acceptable to Bank) and otherwise in form and substance satisfactory to Bank *(i)* certifying that to the best of that officer's knowledge and belief, *(A)* those financial statements have been prepared in accordance with GAAP and fairly present in

all material respects the financial condition and results of operations of the Borrower, if any, in accordance with GAAP subject, in the case of interim financial statements, to routine year-end adjustments and *(B)* no Event of Default then exists or if any does, a brief description of the Event of Default and Borrower's intentions in respect thereof and *(ii)* setting forth calculations with respect to each subsection of section 2.

2. ***Financial Standards.*** Each of the following shall be an Event of Default:

2.1 ***Adjusted Tangible Net Worth.*** If the Borrower's Net Worth plus Borrower's Subordinated Debt, if any, shall at any time be less than Three Million Dollars ($3,000,000.00).

2.2 ***Effective Leverage.*** If the Borrower's aggregate Debt (other than Borrower's Subordinated Debt, if any) shall at any time exceed an amount equal to three hundred percent (300%) of the sum of the Borrower's Net Worth plus Borrower's Subordinated Debt, if any.

2.3 ***Liquid Assets.*** If the Borrower's aggregate liquid assets (cash and cash equivalent short term investments) shall at any time be less than twenty-five thousand dollars ($25,000).

2.4 ***Pre-Tax Interest Coverage.*** If, as of the last day of any Interest Coverage Measurement Period, commencing with the Interest Coverage Measurement Period ending on December 31, 2002, the aggregate of *(a)* the Borrower's Net Income for that period, plus *(b)* the Borrower's interest expense for that period, plus *(c)* the Borrower's federal, state, and local income taxes, if any, for that period, plus (d) depreciation and amortization expense for that period shall be less than one hundred thirty percent (130%) of the Borrower's interest expense for that period. Each "***Interest Coverage Measurement Period***" shall be a period of four (4) consecutive quarter-annual fiscal periods of Borrower ending on the last day of the fourth such period.

2.5 ***Dividends.*** If Borrower shall make or commit itself to make any Dividend without consent of Bank.

2.6 ***Ownership.*** If at any time there shall occur or commence to exist any event, condition, or other thing the effect of which is to decrease the then percentage of *(a)* equity interests owned (of record or beneficially or both) by the Ownership Group and issued by Borrower or any entity in direct or indirect control of Borrower or *(b)* directors, trustees, or Persons of comparable function, as the case may be, of Borrower or any entity in direct or indirect control of Borrower, which the Ownership Group has the unconditional right to elect.

"***Ownership Group***" means, collectively, Paul Singer and any other current shareholders of Borrower and, if any individual is named, any parent (by adoption or blood), sibling (by adoption or blood), spouse, or child (by adoption or blood) of the named individual, or any trustee of a trust established for the exclusive benefit of the foregoing relatives of the named individual and the named individual or any of them and their respective heirs at law.

2.7 Delinquent Loans. If the aggregate of loans made by Borrower that are in excess of ninety (90) days delinquent and loans that are subject to any forbearance agreement exceed twenty percent (20%) of Borrower's total portfolio or exceed twenty percent (20%) of Borrower's Tangible Net Worth plus Subordinated Debt, if any.

2.8 Fiscal Year Loss. If Borrower shall suffer an annual loss during any fiscal year while this Agreement is in effect.

3. Mergers and Equity Investments. It shall be an Event of Default if Borrower shall, without having first obtained Bank's consent, *(a)* be a party to any merger or consolidation, *(b)* purchase or otherwise acquire all or substantially all of the assets and business of any corporation or other business enterprise, *(c)* create, acquire, or have any Subsidiary, or make or keep any investment in any stocks or other equity securities of any kind, *except* any existing investment or Subsidiary fully disclosed in the Most Recent Financial Statements or any future investment in the stocks or other equity securities of any such Subsidiary, *(d)* be or become a party to any joint venture or partnership, except any existing joint venture or partnership fully disclosed in the Most Recent Financial Statements, or *(e)* sell or otherwise transfer any equity interest in any Subsidiary of that member to any other Person, *except* if and to the extent the sale or other transfer is required under applicable law solely for the purpose of qualifying directors.

4. Credit Extensions and Non-Equity Investments. It shall be an Event of Default if Borrower shall, without having first obtained Bank's consent, *(a)* make or have outstanding at any time any advance or loan to any Person, *except (i)* advances or loans in the ordinary course of Borrower's business, not to exceed $500,000 per borrower, or *(ii)* any existing advance or loan fully disclosed in the Most Recent Financial Statements or any existing or future advance made by Borrower to an officer or employee of Borrower solely for the purpose of paying the ordinary and necessary business expenses of that member or *(b)* make or keep any investment in any notes, bonds, or other obligations of any kind for the payment of money, *except* any existing investment fully disclosed in the Most Recent Financial Statements or any existing or future investment, maturing not more than one (1) year from the date when made, in direct obligations of the United States of America or any agency thereof if the full faith and credit of the United States of America is obligated thereupon, in certificates of deposit issued by Bank, or in any other obligation that carries the highest quality rating of any nationally-recognized rating agency, or *(c)* be or become a guarantor of any kind, *except* any existing guaranty fully disclosed in the Most Recent Financial Statements or any existing or future indorsement of a check or other medium of payment for deposit or collection, or any similar transaction in the ordinary course of business.

5. Borrowings. It shall be an Event of Default if any member of the Borrower shall, without having first obtained Bank's consent, create, assume, or have outstanding at any time any Debt, *except* any existing Debt fully disclosed in the Most Recent Financial Statements, any existing or future Bank Debt, any existing or future Subordinated Debt, or any existing or future Debt secured by any mortgage, security interest, or other lien expressly consented to by Bank.

6. Definitions. As used in this Addendum, except where the context clearly requires otherwise, "***Compensation***" includes all considerations (including without limitation, deferred compensation and disbursements to trusts), whatever the form or kind, for services rendered; "***Dividend***" means a payment made, liability incurred, or other consideration given by any Person (other than any stock dividend or stock split payable solely in capital stock of that Person) for the purchase, acquisition, redemption or retirement of any capital stock of that Person or as a dividend, return of capital, or other distribution in respect of that Person's capital stock; "***GAAP***" means generally accepted accounting principles applied in a manner consistent with those used in preparation of the Most Recent Financial Statements; "***Most Recent Financial Statements***" means the financial statements included in Borrower's most recent annual report delivered to Bank on or before the date of this Addendum; "***Net Income***" means net income as determined in accordance with GAAP, after taxes, if any, and after extraordinary items, but without giving effect to any gain resulting from any reappraisal or write-up of any asset; "***Net Worth***" means, as to any Person, the excess (as determined in accordance with GAAP) of the net book value (after deducting all applicable valuation reserves and without any consideration to any re-appraisal or write-up of assets) of that Person's tangible assets (i.e., all assets other than intangibles such as patents, costs of businesses over net assets acquired, good will, and treasury shares) over that Person's Debt; "***Subordinated***", as applied to any liability of any Person, means a liability which at the time in question is subordinated (by a writing in form and substance satisfactory to Bank) in favor of the prior payment in full of that Person's Debt to Bank; "***Subsidiary***" means a corporation or other business entity if shares constituting a majority of its outstanding capital stock (or other form of ownership) or constituting a majority of the voting power in any election of directors (or shares constituting both majorities) are (or upon the exercise of any outstanding warrants, options or other rights would be) owned directly or indirectly at the time in question by the corporation in question or another Subsidiary of that corporation or any combination of the foregoing; and the foregoing definitions shall be applicable to the respective plurals of the foregoing defined terms. Any accounting term used in Addendum shall have the meaning ascribed thereto by GAAP as in effect on the date hereof, subject, however, to such modification, if any, as may be provided in this Addendum or in the note hereby supplemented.

Borrower:

SINGER FINANCIAL CORP.

By: ______________________

Printed Name: Paul Singer

Title: Pres.

Thomay\2002\word\0515add.doc\tmg

RECORDATION
REQUESTED BY:
Hudson United Bank
Commercial Lending
Corporate Office
1845 Walnut Street,
15th floor
Philadelphia, PA
19103

WHEN RECORDED MAIL
TO:
Hudson United Bank
Commercial Lending
Corporate Office
1845 Walnut Street,
15th floor
Philadelphia, PA
19103

FOR RECORDER'S USE ONLY

OPEN - END MORTGAGE

THIS MORTGAGE SECURES FUTURE ADVANCES

THIS MORTGAGE dated November 1, 2002, is made and executed between Singer Financial Corp., whose address is 1708 Locust Street, Philadelphia, PA 19103 (referred to below as "Grantor") and Hudson United Bank, whose address is Corporate Office, 1845 Walnut Street, 15th floor, Philadelphia, PA 19103 (referred to below as "Lender").

GRANT OF MORTGAGE. For valuable consideration, Grantor grants, bargains, sells, conveys, assigns, transfers, releases, confirms and mortgages to Lender all of Grantor's right, title, and interest in and to the following described real property, together with all existing or subsequently erected or affixed buildings, improvements and fixtures; all streets, lanes, alleys, passages, and ways; all easements, rights of way, all liberties, privileges, tenements, hereditaments, and appurtenances thereunto belonging or anywise made appurtenant hereafter, and the reversions and remainders with respect thereto; all water, water rights, watercourses and ditch rights (including stock in utilities with ditch or irrigation rights); and all other rights, royalties, and profits relating to the real property, including without limitation all minerals, oil, gas, geothermal and similar matters, (the "Real Property") located in Philadelphia County, Commonwealth of Pennsylvania:

See Exhibit "A", which is attached to this Mortgage and made a part of this Mortgage as if fully set forth herein.

The Real Property or its address is commonly known as 1708 Locust Street, Philadelphia, PA 19103.

CROSS-COLLATERALIZATION. In addition to the Note, this Mortgage secures all obligations, debts and liabilities, plus interest thereon, of Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

REVOLVING LINE OF CREDIT. Specifically, in addition to the amounts specified in the Indebtedness definition, and without limitation, this Mortgage secures a revolving line of credit, which obligates Lender to make advances to Borrower unless Borrower fails to comply with all the terms of the Note.

Grantor presently assigns to Lender all of Grantor's right, title, and interest in and to all present and future leases of the Property and all Rents from the Property. In addition, Grantor grants to Lender a Uniform Commercial Code security interest in the Personal Property and Rents.

THIS MORTGAGE, INCLUDING THE ASSIGNMENT OF RENTS AND THE SECURITY INTEREST IN THE RENTS AND PERSONAL PROPERTY, IS GIVEN TO SECURE (A) PAYMENT OF THE INDEBTEDNESS AND (B) PERFORMANCE OF ANY AND ALL OBLIGATIONS UNDER THE NOTE IN THE ORIGINAL PRINCIPAL AMOUNT OF $500,000.00, THE RELATED DOCUMENTS, AND THIS MORTGAGE. THIS MORTGAGE IS GIVEN AND ACCEPTED ON THE FOLLOWING TERMS:

GRANTOR'S WAIVERS. Grantor waives all rights or defenses arising by reason of any "one action" or "anti-deficiency" law, or any other law which may prevent Lender from bringing any action against Grantor, including a claim for deficiency to the extent Lender is otherwise entitled to a claim for deficiency, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (a) this Mortgage is executed at Borrower's request and not at the request of Lender; (b) Grantor has the full power, right, and authority to enter into this Mortgage and to hypothecate the Property; (c) the provisions of this Mortgage do not conflict with, or result in a default under any agreement or other instrument binding upon Grantor and do not result in a violation of any law, regulation, court decree or order applicable to Grantor; (d) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (e) Lender has made no representation to Grantor about Borrower (including without limitation the creditworthiness of Borrower).

PAYMENT AND PERFORMANCE. Except as otherwise provided in this Mortgage, Borrower shall pay to Lender all Indebtedness secured by this Mortgage as it becomes due, and Borrower and Grantor shall strictly perform all Borrower's and Grantor's obligations under this Mortgage.

POSSESSION AND MAINTENANCE OF THE PROPERTY. Borrower and Grantor agree that Borrower's and Grantor's possession and use of the Property shall be governed by the following provisions:

Possession and Use. Until the occurrence of an Event of Default, Grantor may (1) remain in possession and control of the Property; (2) use, operate or manage the Property; and (3) collect the Rents from the Property.

Duty to Maintain. Grantor shall maintain the Property in tenantable condition and promptly perform all repairs, replacements, and maintenance necessary to preserve its value.

Compliance With Environmental Laws. Grantor represents and warrants to Lender that: (1) During the period of Grantor's ownership of the Property, there has been no use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance by any person on, under, about or from the Property; (2) Grantor has no knowledge of, or reason to believe that there has been, except as previously disclosed to and acknowledged by Lender in writing, (a) any breach or violation of any Environmental Laws, (b) any use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance on, under, about or from the Property by any prior owners or occupants of the Property, or (c) any actual or threatened litigation or claims of any kind by any person relating to such matters; and (3) Except as previously disclosed to and acknowledged by Lender in writing, (a) neither Grantor nor any tenant, contractor, agent or other authorized user of the Property shall use, generate, manufacture, store, treat, dispose of or release any Hazardous Substance on, under, about or from the Property; and (b) any such activity shall be conducted in compliance with all applicable federal, state, and local laws, regulations and ordinances, including without limitation all Environmental Laws. Grantor authorizes Lender and its agents to enter upon the Property to make such inspections and tests, at Grantor's expense, as Lender may deem appropriate to determine compliance of the Property with this section of the Mortgage. Any inspections or tests made by Lender shall be for Lender's purposes only and shall not be construed to create any responsibility or liability on the part of Lender to Grantor or to any other person. The representations and warranties contained herein are based on Grantor's due diligence in investigating the Property for Hazardous Substances. Grantor hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Grantor becomes liable for cleanup or other costs under any such laws; and (2) agrees to indemnify and hold harmless Lender against any and all claims, losses, liabilities, damages, penalties, and expenses which Lender may directly or indirectly sustain or suffer resulting from a breach of this section of the Mortgage or as a consequence of any use, generation, manufacture, storage, disposal, release or threatened release occurring prior to Grantor's ownership or interest in the Property, whether or not the same was or should have been known to Grantor. The provisions of this section of the Mortgage, including the obligation to indemnify, shall survive the payment of the Indebtedness and the satisfaction and reconveyance of the lien of this Mortgage and shall not be affected by Lender's acquisition of any interest in the Property, whether by foreclosure or otherwise.

Nuisance, Waste. Grantor shall not cause, conduct or permit any nuisance nor commit, permit, or suffer any stripping of or waste on or to the Property or any portion of the Property. Without limiting the generality of the foregoing, Grantor will not remove, or grant to any other party the right to remove, any timber, minerals (including oil and gas), coal, clay, scoria, soil, gravel or rock products without Lender's prior written consent.

Removal of Improvements. Grantor shall not demolish or remove any Improvements from the Real Property without Lender's prior written consent. As a condition to the removal of any Improvements, Lender may require Grantor to make arrangements satisfactory to Lender to replace such Improvements with Improvements of at least equal value.

Lender's Right to Enter. Lender and Lender's agents and representatives may enter upon the Real Property at all reasonable times to attend to Lender's interests and to inspect the Real Property for purposes of Grantor's compliance with the terms and conditions of this Mortgage.

Compliance with Governmental Requirements. Grantor shall promptly comply with all laws, ordinances, and regulations, now or hereafter in effect, of all governmental authorities applicable to the use or occupancy of the Property, including without limitation, the Americans With Disabilities Act. Grantor may contest in good faith any such law, ordinance, or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Grantor has notified Lender in writing prior to doing so and so long as, in Lender's sole opinion, Lender's interests in the Property are not jeopardized. Lender may require Grantor to post adequate security or a surety bond, reasonably satisfactory to Lender, to protect Lender's interest.

Duty to Protect. Grantor agrees neither to abandon or leave unattended the Property. Grantor shall do all other acts, in addition to those acts set forth above in this section, which from the character and use of the Property are reasonably necessary to protect and preserve the Property.

TAXES AND LIENS. The following provisions relating to the taxes and liens on the Property are part of this Mortgage:

Payment. Grantor shall pay when due (and in all events prior to delinquency) all taxes, payroll taxes, special taxes, assessments, water charges and sewer service charges levied against or on account of the Property, and shall pay when due all claims for work done on or for services rendered or material furnished to the Property. Grantor shall maintain the Property free of any liens having priority over or equal to the interest of Lender under this Mortgage, except for those liens specifically agreed to in writing by Lender, and except for the lien of taxes and assessments not due as further specified in the Right to Contest paragraph.

Right to Contest. Grantor may withhold payment of any tax, assessment, or claim in connection with a good faith dispute over the obligation to pay, so long as Lender's interest in the Property is not jeopardized. If a lien arises or is filed as a result of nonpayment, Grantor shall within fifteen (15) days after the lien arises or, if a lien is filed, within fifteen (15) days after Grantor has notice of the filing, secure the discharge of the lien, or if requested by Lender, deposit with Lender cash or a sufficient corporate surety bond or other security satisfactory to Lender in an amount sufficient to discharge the lien plus any costs and attorneys' fees, or other charges that could accrue as a result of a foreclosure or sale under the lien. In any contest, Grantor shall defend itself and Lender and shall satisfy any adverse judgment before enforcement against the Property. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings.

Evidence of Payment. Grantor shall upon demand furnish to Lender satisfactory evidence of payment of the taxes or assessments and shall authorize the appropriate governmental official to deliver to Lender at any time a written statement of the taxes and assessments against the Property.

Notice of Construction. Grantor shall notify Lender at least fifteen (15) days before any work is commenced, any services are furnished, or any materials are supplied to the Property, if any mechanic's lien, materialmen's lien, or other lien could be asserted on account of the work, services, or materials. Grantor will upon request of Lender furnish to Lender advance assurances satisfactory to Lender that Grantor can and will pay the cost of such improvements.

PROPERTY DAMAGE INSURANCE. The following provisions relating to insuring the Property are a part of this Mortgage:

Maintenance of Insurance. Grantor shall procure and maintain policies of fire insurance with standard extended coverage endorsements on a replacement basis for the full insurable value covering all Improvements on the Real Property in an amount sufficient to avoid application of any coinsurance clause, and with a standard mortgagee clause in favor of Lender. Grantor shall also procure and maintain comprehensive general liability insurance in such coverage amounts as Lender may request with Lender being named as additional insureds in such liability insurance policies. Additionally, Grantor shall maintain such other insurance, including but not limited to hazard, business interruption and boiler insurance as Lender may require. Policies shall be written by such insurance companies and in such form as may be reasonably acceptable to Lender. Grantor shall deliver to Lender certificates of coverage from each insurer containing a stipulation that coverage will not be cancelled or diminished without a minimum of ten (10) days' prior written notice to Lender and not containing any disclaimer of the insurer's liability for failure to give such notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Grantor or any other person. Should the Real Property be located in an area designated by the Director of the Federal Emergency Management Agency as a special flood hazard area, Grantor agrees to obtain and maintain Federal Flood Insurance, if available, within 45 days after notice is given by Lender that the Property is located in a special flood hazard area, for the full unpaid principal balance of the loan and any prior liens on the property securing the loan, up to the maximum policy limits set under the National Flood Insurance Program, or as otherwise required by Lender, and to maintain such insurance for the term of the loan.

Application of Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Property. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. Whether or not Lender's security is impaired, Lender may, at Lender's election, receive and retain the proceeds of any insurance and apply the proceeds to the reduction of the Indebtedness, payment of any lien affecting the Property, or the restoration and repair of the Property. If Lender elects to apply the proceeds to restoration and repair, Grantor shall repair or replace the damaged or destroyed Improvements in a manner satisfactory to Lender. Lender shall, upon satisfactory proof of such expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration if Grantor is not in default under this Mortgage. Any proceeds which have not been disbursed within 180 days after their receipt and which Lender has not committed to the repair or restoration of the Property shall be used first to pay any amount owing to Lender under this Mortgage, then to pay accrued interest, and the remainder, if any, shall be applied to the principal balance of the Indebtedness. If Lender holds any proceeds after payment in full of the Indebtedness, such proceeds shall be paid to Grantor as Grantor's interests may appear.

Grantor's Report on Insurance. Upon request of Lender, however not more than once a year, Grantor shall furnish to Lender a report on each existing policy of insurance showing: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the property insured, the then current replacement value of such property, and the manner of determining that value; and (5) the expiration date of the policy. Grantor shall, upon request of Lender, have an independent appraiser satisfactory to Lender determine the cash value replacement cost of the Property.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Property or if Grantor fails to comply with any provision of this Mortgage or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Mortgage or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Property and paying all costs for insuring, maintaining and preserving the Property. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The

Mortgage also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default. Grantor's obligation to Lender for all such expenses shall survive the entry of any mortgage foreclosure judgment.

WARRANTY; DEFENSE OF TITLE. The following provisions relating to ownership of the Property are a part of this Mortgage:

Title. Grantor warrants that: (a) Grantor holds good and marketable title of record to the Property in fee simple, free and clear of all liens and encumbrances other than those set forth in the Real Property description or in any title insurance policy, title report, or final title opinion issued in favor of, and accepted by, Lender in connection with this Mortgage, and (b) Grantor has the full right, power, and authority to execute and deliver this Mortgage to Lender.

Defense of Title. Subject to the exception in the paragraph above, Grantor warrants and will forever defend the title to the Property against the lawful claims of all persons. In the event any action or proceeding is commenced that questions Grantor's title or the interest of Lender under this Mortgage, Grantor shall defend the action at Grantor's expense. Grantor may be the nominal party in such proceeding, but Lender shall be entitled to participate in the proceeding and to be represented in the proceeding by counsel of Lender's own choice, and Grantor will deliver, or cause to be delivered, to Lender such instruments as Lender may request from time to time to permit such participation.

Compliance With Laws. Grantor warrants that the Property and Grantor's use of the Property complies with all existing applicable laws, ordinances, and regulations of governmental authorities.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Mortgage shall survive the execution and delivery of this Mortgage, shall be continuing in nature, and shall remain in full force and effect until such time as Borrower's Indebtedness shall be paid in full.

CONDEMNATION. The following provisions relating to condemnation proceedings are a part of this Mortgage:

Proceedings. If any proceeding in condemnation is filed, Grantor shall promptly notify Lender in writing, and Grantor shall promptly take such steps as may be necessary to defend the action and obtain the award. Grantor may be the nominal party in such proceeding, but Lender shall be entitled to participate in the proceeding and to be represented in the proceeding by counsel of its own choice, and Grantor will deliver or cause to be delivered to Lender such instruments and documentation as may be requested by Lender from time to time to permit such participation.

Application of Net Proceeds. If all or any part of the Property is condemned by eminent domain proceedings or by any proceeding or purchase in lieu of condemnation, Lender may at its election require that all or any portion of the net proceeds of the award be applied to the Indebtedness or the repair or restoration of the Property. The net proceeds of the award shall mean the award after payment of all actual costs, expenses, and attorneys' fees incurred by Lender in connection with the condemnation.

IMPOSITION OF TAXES, FEES AND CHARGES BY GOVERNMENTAL AUTHORITIES. The following provisions relating to governmental taxes, fees and charges are a part of this Mortgage:

Current Taxes, Fees and Charges. Upon request by Lender, Grantor shall execute such documents in addition to this Mortgage and take whatever other action is requested by Lender to perfect and continue Lender's lien on the Real Property. Grantor shall reimburse Lender for all taxes, as described below, together with all expenses incurred in recording, perfecting or continuing this Mortgage, including without limitation all taxes, fees, documentary stamps, and other charges for recording or registering this Mortgage.

Taxes. The following shall constitute taxes to which this section applies: (1) a specific tax upon this type of Mortgage or upon all or any part of the Indebtedness secured by this Mortgage; (2) a specific tax on Borrower which Borrower is authorized or required to deduct from payments on the Indebtedness secured by this type of Mortgage; (3) a tax on this type of Mortgage chargeable against the Lender or the holder of the Note; and (4) a specific tax on all or any portion of the Indebtedness or on payments of principal and interest made by Borrower.

Subsequent Taxes. If any tax to which this section applies is enacted subsequent to the date of this Mortgage, this event shall have the same effect as an Event of Default, and Lender may exercise any or all of its available remedies for an Event of Default as provided below unless Grantor either (1) pays the tax before it becomes delinquent, or (2) contests the tax as provided above in the Taxes and Liens section and deposits with Lender cash or a sufficient corporate surety bond or other security satisfactory to Lender.

SECURITY AGREEMENT; FINANCING STATEMENTS. The following provisions relating to this Mortgage as a security agreement are a part of this Mortgage:

Security Agreement. This instrument shall constitute a Security Agreement to the extent any of the Property constitutes fixtures, and Lender shall have all of the rights of a secured party under the Uniform Commercial Code as amended from time to time.

Security Interest. Upon request by Lender, Grantor shall execute financing statements and take whatever other action is requested by Lender to perfect and continue Lender's security interest in the Rents and Personal Property. In addition to recording this Mortgage in the real property records, Lender may, at any time and without further authorization from Grantor, file executed counterparts, copies or reproductions of this Mortgage as a financing statement. Grantor shall reimburse Lender for all expenses incurred in perfecting or continuing this security interest. Upon default, Grantor shall not remove, sever or detach the Personal Property from the Property. Upon default, Grantor shall assemble any Personal Property not affixed to the Property in a manner and at a place reasonably convenient to Grantor and Lender and make it available to Lender within three (3) days after receipt of written demand from Lender to the extent permitted by applicable law.

Addresses. The mailing addresses of Grantor (debtor) and Lender (secured party) from which information concerning the security interest granted by this Mortgage may be obtained (each as required by the Uniform Commercial Code) are as stated on the first page of this Mortgage.

FURTHER ASSURANCES; ADDITIONAL AUTHORIZATIONS. The following provisions relating to further assurances and additional authorizations are a part of this Mortgage:

Further Assurances. At any time, and from time to time, upon request of Lender, Grantor will make, execute and deliver, or will cause to be made, executed or delivered, to Lender or to Lender's designee, and when requested by Lender, cause to be filed, recorded, refiled, or rerecorded, as the case may be, at such times and in such offices and places as Lender may deem appropriate, any and all such mortgages, deeds of trust, security deeds, security agreements, financing statements, continuation statements, instruments of further assurance, certificates, and other documents as may, in the sole opinion of Lender, be necessary or desirable in order to effectuate, complete, perfect, continue, or preserve (1) Borrower's and Grantor's obligations under the Note, this Mortgage, and the Related Documents, and (2) the liens and security interests created by this Mortgage as first and prior liens on the Property, whether now owned or hereafter acquired by Grantor. Unless prohibited by law or Lender agrees to the contrary in writing, Grantor shall reimburse Lender for all costs and expenses incurred in connection with the matters referred to in this paragraph.

Additional Authorizations. If Grantor fails to do any of the things referred to in the preceding paragraph, Lender may do so for and in the name of Grantor and at Grantor's expense. For such purposes, Grantor hereby irrevocably authorizes Lender to make, execute, deliver, file, record and do all other things as may be necessary or desirable, in Lender's sole opinion, to accomplish the matters referred to in the preceding paragraph. It is understood that nothing set forth herein shall require Lender to take any such actions.

FULL PERFORMANCE. If Borrower pays all the Indebtedness when due, and otherwise performs all the obligations imposed upon Grantor under this Mortgage, Lender shall execute and deliver to Grantor a suitable satisfaction of this Mortgage and suitable statements of termination of any financing statement on file evidencing Lender's security interest in the Rents and the Personal Property. Grantor will pay, if permitted by applicable law, any reasonable termination fee as determined by Lender from time to time.

EVENTS OF DEFAULT. Each of the following, at Lender's option, shall constitute an Event of Default under this Mortgage:

Payment Default. Borrower fails to make any payment when due under the Indebtedness.

Default on Other Payments. Failure of Grantor within the time required by this Mortgage to make any payment for taxes or insurance, or any other payment necessary to prevent filing of or to effect discharge of any lien.

Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Mortgage or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower or Grantor.

Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's or any Grantor's property or Borrower's ability to repay the Indebtedness or Borrower's or Grantor's ability to perform their respective obligations under this Mortgage or any related document.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Mortgage or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Mortgage or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

Creditor or Forfeiture Proceedings. *Commencement of foreclosure or forfeiture proceedings,* whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against any property securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Breach of Other Agreement. Any breach by Borrower or Grantor under the terms of any other agreement between Borrower or Grantor and Lender that is not remedied within any grace period provided therein, including without limitation any agreement concerning any indebtedness or other obligation of Borrower or Grantor to Lender, whether existing now or later.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the Indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

Right to Cure. If such a failure is curable and if Borrower or Grantor has not been given a notice of a breach of the same provision of this Mortgage within the preceding twelve (12) months, it may be cured (and no Event of Default will have occurred) if Borrower or Grantor, after Lender sends written notice demanding cure of such failure: (a) cures the failure within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps sufficient to cure the failure and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

RIGHTS AND REMEDIES ON DEFAULT. Upon the occurrence of an Event of Default and at any time thereafter, Lender, at Lender's option, may exercise any one or more of the following rights and remedies, in addition to any other rights or remedies provided by law:

Accelerate Indebtedness. Lender shall have the right at its option, after giving such notices as required by applicable law, to declare the entire Indebtedness immediately due and payable.

UCC Remedies. With respect to all or any part of the Personal Property, Lender shall have all the rights and remedies of a secured party under the Uniform Commercial Code.

Collect Rents. Lender shall have the right, without notice to Borrower or Grantor, to take possession of the Property and collect the Rents, including amounts past due and unpaid, and apply the net proceeds, over and above Lender's costs, against the Indebtedness. In furtherance of this right, Lender may require any tenant or other user of the Property to make payments of rent or use fees directly to Lender. If the Rents are collected by Lender, then Grantor irrevocably authorizes Lender to endorse instruments received in payment thereof in the name of Grantor and to negotiate the same and collect the proceeds. Payments by tenants or other users to Lender in response to Lender's demand shall satisfy the obligations for which the payments are made, whether or not any proper grounds for the demand existed. Lender may exercise its rights under this subparagraph either in person, by agent, or through a receiver.

Appoint Receiver. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Property, with the power to protect and preserve the Property, to operate the Property preceding foreclosure or sale, and to collect the Rents from the Property and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender's right to the appointment of a receiver shall exist whether or not the apparent value of the Property exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver.

Judicial Foreclosure. Lender may obtain a judicial decree foreclosing Grantor's interest in all or any part of the Property.

Possession of the Property. For the purpose of procuring possession of the Property, Grantor hereby authorizes and empowers any attorney of any court of record in the Commonwealth of Pennsylvania or elsewhere, as attorney for Lender and all persons claiming under or through Lender, to sign an agreement for entering in any competent court an amicable action in ejectment for possession of the Property and to appear for and confess judgment against Grantor, and against all persons claiming under or through Grantor, for the recovery by Lender of possession of the Property, without any stay of execution, for which this Mortgage, or a copy of this Mortgage verified by affidavit, shall be a sufficient warrant; and thereupon a writ of possession may be issued forthwith, without any prior writ or proceeding whatsoever.

Nonjudicial Sale. If permitted by applicable law, Lender may foreclose Grantor's interest in all or in any part of the Personal Property or the Real Property by non-judicial sale.

Deficiency Judgment. Lender may obtain a judgment for any deficiency remaining in the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this section.

Tenancy at Sufferance. If Grantor remains in possession of the Property after the Property is sold as provided above or Lender otherwise becomes entitled to possession of the Property upon default of Grantor, Grantor shall become a tenant at sufferance of Lender or the purchaser of the Property and shall, at Lender's option, either (1) pay a reasonable rental for the use of the Property, or (2) vacate the Property immediately upon the demand of Lender.

Other Remedies. Lender shall have all other rights and remedies provided in this Mortgage or the Note or available at law or in equity.

Sale of the Property. To the extent permitted by applicable law, Borrower and Grantor hereby waives any and all right to have the Property marshalled. In exercising its rights and remedies, Lender shall be free to sell all or any part of the Property together or separately, in one sale or by separate sales. Lender shall be entitled to bid at any public sale on all or any portion of the Property.

Notice of Sale. Lender shall give Grantor reasonable notice of the time and place of any public sale of the Personal Property or of the time after which any private sale or other intended disposition of the Personal Property is to be made. Unless otherwise required by applicable law, reasonable notice shall mean notice given at least ten (10) days before the time of the sale or disposition. Any sale of the Personal Property may be made in conjunction with any sale of the Real Property.

Election of Remedies. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Mortgage, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies. Nothing under this Mortgage or otherwise shall be construed so as to limit or restrict the rights and remedies available to Lender following an Event of Default, or in any way to limit or restrict the rights and ability of Lender to proceed directly against Grantor and/or Borrower and/or against any other co-maker, guarantor, surety or endorser and/or to proceed against any other collateral directly or indirectly securing the Indebtedness.

Attorneys' Fees; Expenses. If Lender institutes any suit or action to enforce any of the terms of this Mortgage, Lender shall be entitled to recover such sum as the court may adjudge reasonable as attorneys' fees at trial and upon any appeal. Whether or not any court action is involved, and to the extent not prohibited by law, all reasonable expenses Lender incurs that in Lender's opinion are necessary at any time for the protection of its interest or the enforcement of its rights shall become a part of the Indebtedness payable on demand and shall bear interest at the Note rate from the date of the expenditure until repaid. Expenses covered by this paragraph include, without limitation, however subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including attorneys' fees and expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services, the cost of searching records, obtaining title reports (including foreclosure reports), surveyors' reports, and appraisal fees and title insurance, to the extent permitted by applicable law. Grantor also will pay any court costs, in addition to all other sums provided by law.

NOTICES. Unless otherwise provided by applicable law, any notice required to be given under this Mortgage shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Mortgage. All copies of notices of foreclosure from the holder of any lien which has priority over this Mortgage and notices pursuant to 42 Pa. C.S.A. Section 8143, et. seq., shall be sent to Lender's address, as shown near the beginning of this Mortgage. Any party may change its address for notices under this Mortgage by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided by applicable law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Mortgage:

Amendments. This Mortgage, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Mortgage. No alteration of or amendment to this Mortgage shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Annual Reports. If the Property is used for purposes other than Grantor's residence,

Grantor shall furnish to Lender, upon request, a certified statement of net operating income received from the Property during Grantor's previous fiscal year in such form and detail as Lender shall require. "Net operating income" shall mean all cash receipts from the Property less all cash expenditures made in connection with the operation of the Property.

Caption Headings. Caption headings in this Mortgage are for convenience purposes only and are not to be used to interpret or define the provisions of this Mortgage.

Governing Law. This Mortgage will be governed by, construed and enforced in accordance with federal law and the laws of the Commonwealth of Pennsylvania. This Mortgage has been accepted by Lender in the Commonwealth of Pennsylvania.

Joint and Several Liability. All obligations of Borrower and Grantor under this Mortgage shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Mortgage. Where any one or more of the parties is a corporation, partnership, limited liability company or similar entity, it is not necessary for Lender to inquire into the powers of any of the officers, directors, partners, members, or other agents acting or purporting to act on the entity's behalf, and any obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Mortgage.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Mortgage unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Mortgage shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Mortgage. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Mortgage, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Severability. If a court of competent jurisdiction finds any provision of this Mortgage to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Mortgage. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Mortgage shall not affect the legality, validity or enforceability of any other provision of this Mortgage.

Merger. There shall be no merger of the interest or estate created by this Mortgage with any other interest or estate in the Property at any time held by or for the benefit of Lender in any capacity, without the written consent of Lender.

Successor Interests. The terms of this Mortgage shall be binding upon Grantor, and upon Grantor's heirs, personal representatives, successors, and assigns, and shall be enforceable by Lender and its successors and assigns.

Time is of the Essence. Time is of the essence in the performance of this Mortgage.

Waive Jury. **All parties to this Mortgage hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.**

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Mortgage. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Mortgage shall have the meanings attributed to such terms in the Uniform Commercial Code:

Borrower. The word "Borrower" means Singer Financial Corp. and Paul Singer, and all other persons and entities signing the Note in whatever capacity.

Default. The word "Default" means the Default set forth in this Mortgage in the section titled "Default".

Environmental Laws. The words "Environmental Laws" mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto.

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Mortgage in the events of default section of this Mortgage.

Grantor. The word "Grantor" means Singer Financial Corp..

Guaranty. The word "Guaranty" means the guaranty from guarantor, endorser, surety, or accommodation party to Lender, including without limitation a guaranty of all or part of the Note.

Hazardous Substances. The words "Hazardous Substances" mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words "Hazardous Substances" are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term "Hazardous Substances" also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.

Improvements. The word "Improvements" means all existing and future improvements, buildings, structures, mobile homes affixed on the Real Property, facilities, additions, replacements and other construction on the Real Property.

Indebtedness. The word "Indebtedness" means all principal, interest, and other amounts, costs and expenses payable under the Note or Related Documents, together with all renewals of, extensions of, modifications of, consolidations of and substitutions for the Note or Related Documents and any amounts expended or advanced by Lender to discharge Grantor's obligations or expenses incurred by Lender to enforce Grantor's obligations under this Mortgage, together with interest on such amounts as provided in this Mortgage. The liens and security interests created pursuant to this Mortgage covering the Indebtedness which may be created in the future shall relate back to the date of this Mortgage.

Lender. The word "Lender" means Hudson United Bank, its successors and assigns.

Mortgage. The word "Mortgage" means this Mortgage between Grantor and Lender.

Note. The word "Note" means the promissory note dated November 1, 2002, **in the original principal amount of $500,000.00** from Borrower to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the promissory note or agreement.

Personal Property. The words "Personal Property" mean all equipment, fixtures, and other articles of personal property now or hereafter owned by Grantor, and now or hereafter attached or affixed to the Real Property; together with all accessions, parts, and additions to, all replacements of, and all substitutions for, any of such property; and together with all proceeds (including without limitation all insurance proceeds and refunds of premiums) from any sale or other disposition of the Property.

Property. The word "Property" means collectively the Real Property and the Personal Property.

Real Property. The words "Real Property" mean the real property, interests and rights, as further described in this Mortgage.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

Rents. The word "Rents" means all present and future rents, revenues, income, issues, royalties, profits, and other benefits derived from the Property.

GRANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS MORTGAGE, AND GRANTOR AGREES TO ITS TERMS.

THIS MORTGAGE IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS MORTGAGE IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

GRANTOR:

SINGER FINANCIAL CORP.

By: ______________________________ (Seal)
Paul Singer, President of Singer Financial Corp.

CERTIFICATE OF RESIDENCE

I hereby certify, that the precise address of the mortgagee, **Hudson United Bank**, herein is as follows:

Commercial Lending, Corporate Office, 1845 Walnut Street, 15th floor, Philadelphia, PA 19103

______________________________ VP
Attorney or Agent for Mortgagee

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CORPORATE ACKNOWLEDGMENT

COMMONWEALTH OF PENNSYLVANIA)
) SS
COUNTY OF ~~Bucks~~ Philadelphia)

On this, the 1st day of November, 2002, before me Samuel B. Miles III, the undersigned Notary Public, personally appeared **Paul Singer, President of Singer Financial Corp.**, who acknowledged himself or herself to be the **President of Singer Financial Corp.**, of a corporation, and that he or she as such **President of Singer Financial Corp.**, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself or herself as **President of Singer Financial Corp.**.

In witness whereof, I hereunto set my hand and official seal.

Notary Public in and for the State of ____________

COMMISSIONER OF DEEDS
SAMUEL B. MILES III, Commissioner of Deeds
Bensalem, Bucks County
My Commission Expires April 24, 2005

LASER PRO Lending, Ver. 5.19.00.08 Copr. Harland Financial Solutions, Inc. 1997, 2002. All Rights Reserved. - PA M:\APPS\CFI\LPL\G03.FC TR-1420 PR-4

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RECORDATION
REQUESTED BY:
Hudson United Bank
Commercial Lending
Corporate Office
1845 Walnut Street,
15th floor
Philadelphia, PA
19103

WHEN RECORDED MAIL
TO:
Hudson United Bank
Commercial Lending
Corporate Office
1845 Walnut Street,
15th floor
Philadelphia, PA
19103

FOR RECORDER'S USE ONLY

ASSIGNMENT OF RENTS

THIS ASSIGNMENT OF RENTS dated November 1, 2002, is made and executed between Singer Financial Corp., whose address is 1708 Locust Street, Philadelphia, PA 19103 (referred to below as "Grantor") and Hudson United Bank, whose address is Corporate Office, 1845 Walnut Street, 15th floor, Philadelphia, PA 19103 (referred to below as "Lender").

ASSIGNMENT. For valuable consideration, Grantor hereby assigns, grants a continuing security interest in, and conveys to Lender all of Grantor's right, title, and interest in and to the Rents from the following described Property located in Philadelphia County, Commonwealth of Pennsylvania:

See Exhibit "A", which is attached to this Assignment and made a part of this Assignment as if fully set forth herein.

The Property or its address is commonly known as 1708 Locust Street, Philadelphia, PA 19103.

CROSS-COLLATERALIZATION. In addition to the Note, this Assignment secures all obligations, debts and liabilities, plus interest thereon, of Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

REVOLVING LINE OF CREDIT. Specifically, in addition to the amounts specified in the Indebtedness definition, and without limitation, this Assignment secures a revolving line of credit, which obligates Lender to make advances to Borrower unless Borrower fails to comply with all the terms of the Note.

FUTURE ADVANCES. Specifically, without limitation, this Assignment secures, in addition to the amounts specified in the Note, all future amounts Lender in its discretion may loan to Borrower, together with all interest thereon.

THIS ASSIGNMENT IS GIVEN TO SECURE (1) PAYMENT OF THE INDEBTEDNESS AND (2) PERFORMANCE OF ANY AND ALL OBLIGATIONS OF BORROWER AND GRANTOR UNDER THE NOTE, THIS ASSIGNMENT, AND THE RELATED DOCUMENTS. THIS ASSIGNMENT IS GIVEN AND ACCEPTED ON THE FOLLOWING TERMS:

GRANTOR'S WAIVERS. Grantor waives all rights or defenses arising by reason of any "one action" or "anti-deficiency" law, or any other law which may prevent Lender from bringing any action against Grantor, including a claim for deficiency to the extent Lender is otherwise entitled to a claim for deficiency, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Lender need not tell Borrower about any action or inaction Lender takes in connection with this Assignment. Borrower assumes the responsibility for being and keeping informed about the Property. Borrower waives any defenses that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Property, or any delay by Lender in realizing upon the Property. Borrower agrees to remain liable under the Note with Lender no matter what action Lender takes or fails to take under this Assignment.

PAYMENT AND PERFORMANCE. Except as otherwise provided in this Assignment or any Related Documents, Grantor shall pay to Lender all amounts secured by this Assignment as they become due, and shall strictly perform all of Grantor's obligations under this Assignment. Unless and until Lender exercises its right to collect the Rents as provided below and so long as there is no default under this Assignment, Grantor may remain in possession and control of and operate and manage the Property and collect the Rents, provided that the granting of the right to collect the Rents shall not constitute Lender's consent to the use of cash collateral in a bankruptcy proceeding.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that:

Ownership. Grantor is entitled to receive the Rents free and clear of all rights, loans, liens, encumbrances, and claims except as disclosed to and accepted by Lender in writing.

Right to Assign. Grantor has the full right, power and authority to enter into this Assignment and to assign and convey the Rents to Lender.

No Prior Assignment. Grantor has not previously assigned or conveyed the Rents to any other person by any instrument now in force.

No Further Transfer. Grantor will not sell, assign, encumber, or otherwise dispose of any of Grantor's rights in the Rents except as provided in this Assignment.

LENDER'S RIGHT TO RECEIVE AND COLLECT RENTS. Lender shall have the right at any time, and even though no default shall have occurred under this Assignment, to collect and receive the Rents. For this purpose, Lender is hereby given and granted the following rights, powers and authority:

Notice to Tenants. Lender may send notices to any and all tenants of the Property advising them of this Assignment and directing all Rents to be paid directly to Lender or Lender's agent.

Enter the Property. Lender may enter upon and take possession of the Property; demand, collect and receive from the tenants or from any other persons liable therefor, all of the Rents; institute and carry on all legal proceedings necessary for the protection of the Property, including such proceedings as may be necessary to recover possession of the Property; collect the Rents and remove any tenant or tenants or other persons from the Property.

Maintain the Property. Lender may enter upon the Property to maintain the Property and keep the same in repair; to pay the costs thereof and of all services of all employees, including their equipment, and of all continuing costs and expenses of maintaining the Property in proper repair and condition, and also to pay all taxes, assessments and water utilities, and the premiums on fire and other insurance effected by Lender on the Property.

Compliance with Laws. Lender may do any and all things to execute and comply with the laws of the Commonwealth of Pennsylvania and also all other laws, rules, orders, ordinances and requirements of all other governmental agencies affecting the Property.

Lease the Property. Lender may rent or lease the whole or any part of the Property for such term or terms and on such conditions as Lender may deem appropriate.

Employ Agents. Lender may engage such agent or agents as Lender may deem appropriate, either in Lender's name or in Grantor's name, to rent and manage the Property, including the collection and application of Rents.

Other Acts. Lender may do all such other things and acts with respect to the Property as Lender may deem appropriate and may act exclusively and solely in the place and stead of Grantor and to have all of the powers of Grantor for the purposes stated above.

No Requirement to Act. Lender shall not be required to do any of the foregoing acts or things, and the fact that Lender shall have performed one or more of the foregoing acts or things shall not require Lender to do any other specific act or thing.

APPLICATION OF RENTS. All costs and expenses incurred by Lender in connection with the Property shall be for Grantor's account and Lender may pay such costs and expenses from the Rents. Lender, in its sole discretion, shall determine the application of any and all Rents received by it; however, any such Rents received by Lender which are not applied to such costs and expenses shall be applied to the Indebtedness. All expenditures made by Lender under this Assignment and not reimbursed from the Rents shall become a part of the Indebtedness secured by this Assignment, and shall be payable on demand, with interest at the Note rate from date of expenditure until paid.

FULL PERFORMANCE. If Grantor pays all of the Indebtedness when due and otherwise performs all the obligations imposed upon Grantor under this Assignment, the Note, and the Related Documents, Lender shall execute and deliver to Grantor a suitable satisfaction of this Assignment and suitable statements of termination of any financing statement on file evidencing Lender's security interest in the Rents and the Property. Any termination fee required by law shall be paid by Grantor, if permitted by applicable law.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Property or if Grantor fails to comply with any provision of this Assignment or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Assignment or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Rents or the Property and paying all costs for insuring, maintaining and preserving the Property. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Assignment also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

DEFAULT. Each of the following, at Lender's option, shall constitute an Event of Default under this Assignment:

Payment Default. Borrower fails to make any payment when due under the Indebtedness.

Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Assignment or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower or Grantor.

Default on Other Payments. Failure of Grantor within the time required by this Assignment to make any payment for taxes or insurance, or any other payment necessary to prevent filing of or to effect discharge of any lien.

Default in Favor of Third Parties. Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Grantor's property or Grantor's ability to perform Grantor's obligations under this Assignment or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Assignment or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Assignment or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against the Rents or any property securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Property Damage or Loss. The Property is lost, stolen, substantially damaged, sold, or borrowed against.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the Indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Grantor has not been given a notice of a breach of the same provision of this Assignment within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Grantor, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

RIGHTS AND REMEDIES ON DEFAULT. Upon the occurrence of any Event of Default and at any time thereafter, Lender may exercise any one or more of the following rights and remedies, in addition to any other rights or remedies provided by law:

Accelerate Indebtedness. Subject to applicable law, Lender shall have the right at its option without notice to Grantor to declare the entire Indebtedness immediately due and payable.

Collect Rents. Lender shall have the right, without notice to Borrower or Grantor, to take possession of the Property and collect the Rents, including amounts past due and unpaid, and apply the net proceeds, over and above Lender's costs, against the Indebtedness. In furtherance of this right, Lender shall have all the rights provided for in the Lender's Right to Receive and Collect Rents Section, above. If the Rents are collected by Lender, then Grantor irrevocably authorizes Lender to endorse instruments received in payment thereof in the name of Grantor and to negotiate the same and collect the proceeds. Payments by tenants or other users to Lender in response to Lender's demand shall satisfy the obligations for which the payments are made, whether or not any proper grounds for the demand existed. Lender may exercise its rights under this subparagraph either in person, by agent, or through a receiver.

Appoint Receiver. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Property, with the power to protect and preserve the Property, to operate the Property preceding foreclosure or sale, and to collect the Rents from the Property and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender's right to the appointment of a receiver shall exist whether or not the apparent value of the Property exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver.

Other Remedies. Lender shall have all other rights and remedies provided in this Assignment or the Note or by law.

Election of Remedies. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Assignment, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

Attorneys' Fees; Expenses. If Lender institutes any suit or action to enforce any of the terms of this Assignment, Lender shall be entitled to recover such sum as the court may adjudge reasonable as attorneys' fees at trial and upon any appeal. Whether or not any court action is involved, and to the extent not prohibited by law, all reasonable expenses Lender incurs that in Lender's opinion are necessary at any time for the protection of its interest or the enforcement of its rights shall become a part of the Indebtedness payable on demand and shall bear interest at the Note rate from the date of the expenditure until repaid. Expenses covered by this paragraph include, without limitation, however subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including attorneys' fees and expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services, the cost of searching records, obtaining title reports (including foreclosure reports), surveyors' reports, and appraisal fees, title insurance, and fees for the Trustee, to the extent permitted by applicable law. Grantor also will pay any court costs, in addition to all other sums provided by law.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Assignment:

Amendments. This Assignment, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Assignment. No alteration of or amendment to this Assignment shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Caption Headings. Caption headings in this Assignment are for convenience purposes only and are not to be used to interpret or define the provisions of this Assignment.

Governing Law. **This Assignment will be governed by, construed and enforced in accordance with federal law and the laws of the Commonwealth of Pennsylvania. This Assignment has been accepted by Lender in the Commonwealth of Pennsylvania.**

Joint and Several Liability. All obligations of Borrower and Grantor under this Assignment shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Assignment. Where any one or more of the parties is a corporation, partnership, limited liability company or similar entity, it is not necessary for Lender to inquire into the powers of any of the officers, directors, partners, members, or other agents acting or purporting to act on the entity's behalf, and any obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Assignment.

Merger. There shall be no merger of the interest or estate created by this assignment with any other interest or estate in the Property at any time held by or for the benefit of Lender in any capacity, without the written consent of Lender.

Interpretation. (1) In all cases where there is more than one Borrower or Grantor, then all words used in this Assignment in the singular shall be deemed to have been used in the plural where the context and construction so require. (2) If more than one person signs this Assignment as "Grantor," the obligations of each Grantor are joint and several. This means that if Lender brings a lawsuit, Lender may sue any one or more of the Grantors. If Borrower and Grantor are not the same person, Lender need not sue Borrower first, and that Borrower need not be joined in any lawsuit. (3) The names given to paragraphs or sections in this Assignment are for convenience purposes only. They are not to be used to interpret or define the provisions of this Assignment.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Assignment unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Assignment shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Assignment. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Assignment, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Unless otherwise provided by applicable law, any notice required to be given under this Assignment shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Assignment. Any party may change its address for notices under this Assignment by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided by applicable law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Exercise of Authorization and Powers. The various authorizations and powers of attorney conveyed on Lender under this Assignment are granted for purposes of security and may not be revoked by Grantor until such time as the same are renounced by Lender. It is understood and agreed that any exercise of this authorization by Lender shall be on behalf of Lender and not on behalf of Grantor. Lender is not an agent or fiduciary of Grantor. However, in exercising the authorization granted hereby, Lender shall exercise reasonable caution and prudence and Lender shall keep full and accurate record of all actions, receipts and disbursements.

Severability. If a court of competent jurisdiction finds any provision of this Assignment to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Assignment. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Assignment shall not affect the legality, validity or enforceability of any other provision of this Assignment.

Successor Interests. The terms of this Assignment shall be binding upon Grantor, and upon Grantor's heirs, personal representatives, successors, and assigns, and shall be enforceable by Lender and its successors and assigns.

Time is of the Essence. Time is of the essence in the performance of this Assignment.

Waive Jury. **All parties to this Assignment hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.**

WAIVER OF RIGHT OF REDEMPTION. NOTWITHSTANDING ANY OF THE PROVISIONS TO THE CONTRARY CONTAINED IN THIS ASSIGNMENT, GRANTOR HEREBY WAIVES ANY AND ALL RIGHTS OF REDEMPTION FROM SALE UNDER ANY ORDER OR JUDGMENT OF FORECLOSURE ON GRANTOR'S BEHALF AND ON BEHALF OF EACH AND EVERY PERSON, EXCEPT JUDGMENT CREDITORS OF GRANTOR, ACQUIRING ANY INTEREST IN OR TITLE TO THE PROPERTY SUBSEQUENT TO THE DATE OF THIS ASSIGNMENT.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Assignment. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Assignment shall have the meanings attributed to such terms in the Uniform Commercial Code:

Assignment. The word "Assignment" means this Assignment of Rents, as this Assignment of Rents may be amended or modified from time to time, together with all exhibits and schedules attached to this Assignment of Rents from time to time.

Borrower. The word "Borrower" means Singer Financial Corp. and Paul Singer.

Default. The word "Default" means the Default set forth in this Assignment in the section titled "Default".

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Assignment in the default section of this Assignment.

Grantor. The word "Grantor" means Singer Financial Corp..

Guaranty. The word "Guaranty" means the guaranty from guarantor, endorser, surety, or accommodation party to Lender, including without limitation a guaranty of all or part of the Note.

Indebtedness. The word "Indebtedness" means all principal, interest, and other amounts, costs and expenses payable under the Note or Related Documents, together with all renewals of, extensions of, modifications of, consolidations of and substitutions for the Note or Related Documents and any amounts expended or advanced by Lender to discharge Grantor's obligations or expenses incurred by Lender to enforce Grantor's obligations under this Assignment, together with interest on such amounts as provided in this Assignment. The liens and security interests created pursuant to this Assignment covering the Indebtedness which may be created in the future shall relate back to the date of this Assignment.

Lender. The word "Lender" means Hudson United Bank, its successors and assigns.

Note. The word "Note" means the promissory note dated November 1, 2002, **in the original principal amount of $500,000.00** from Borrower to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the promissory note or agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Assignment" section of this Assignment.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

Rents. The word "Rents" means all of Grantor's present and future rights, title and interest in, to and under any and all present and future leases, including, without limitation, all rents, revenue, income, issues, royalties, bonuses, accounts receivable, cash or security deposits, advance rentals, profits and proceeds from the Property, and other payments and benefits derived or to be derived from such leases of every kind and nature, whether due now or later, including without limitation Grantor's right to enforce such leases and to receive and collect payment and proceeds thereunder.

THE UNDERSIGNED ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS ASSIGNMENT, AND NOT PERSONALLY BUT AS AN AUTHORIZED SIGNER, HAS CAUSED THIS ASSIGNMENT TO BE SIGNED AND EXECUTED ON BEHALF OF GRANTOR ON NOVEMBER 1, 2002.

THIS ASSIGNMENT IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS ASSIGNMENT IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

GRANTOR:

SINGER FINANCIAL CORP.

By: ______________________ (Seal)
Paul Singer, President of Singer Financial Corp.

E-40

CORPORATE ACKNOWLEDGMENT

COMMONWEALTH OF PENNSYLVANIA)
) SS
COUNTY OF Philadelphia)

On this, the 1ST day of November, 20 02, before me Samuel B. Miles III, the undersigned Notary Public, personally appeared **Paul Singer, President of Singer Financial Corp.**, who acknowledged himself or herself to be the **President of Singer Financial Corp.**, of a corporation, and that he or she as such **President of Singer Financial Corp.**, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself or herself as **President of Singer Financial Corp.**.

In witness whereof, I hereunto set my hand and official seal.

____

Notary Public in and for the State of ___________

COMMISSIONER OF DEEDS
SAMUEL B. MILES III, Commissioner of Deeds
Bensalem, Bucks County
My Commission Expires April 24, 2005

LASER PRO Lending, Ver. 5.19.00.08 Copr. Harland Financial Solutions, Inc. 1997, 2002. All Rights Reserved. - PA M:\APPS\CFI\LPL\G14.FC TR-1420 PR-4

EMPLOYMENT AND NON-COMPETITION AGREEMENT

This Agreement is entered into as of January 1, 2003 by and between Singer Financial Corp., a Pennsylvania corporation (``Employer''), with place a of business at 1708 Locust Street, Philadelphia, Pennsylvania, 19107 and Paul Singer (``Employee''), an individual residing at 1708 Locust Street, Philadelphia, Pennsylvania 19146.

RECITALS

WHEREAS, Employer is in the business of making commercial loans, directly or as a broker, which are secured by real estate.

WHEREAS, Employee's leadership and services have constituted a major factor in the successful growth and development of Employer.

WHEREAS, Employer desires to employ and retain the unique experience, abilities and services of Employee as a chief executive officer and president of Employer. Employer also desires to prevent any other competitive business from securing his services and utilizing his experience, background, contacts, expertise or knowledge of Employer's business, operations and prospects.

WHEREAS, Employee is willing to enter into the employment and non-competition arrangement offered by Employer.

WHEREAS, Employee's employment by Employer constitutes full consideration in exchange for the promises and covenants herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Employment and duties. Employer hereby employs Employee to serve as its Chief Executive Officer and President, effective January 1, 2003 and until January 1, 2008 (the ``Employment Period''.) As such officer of Employer, Employee shall have the following duties and responsibilities which may

be assigned by the Board of Directors or President of Employer. Unless terminated by either party hereto upon at least thirty (30) days notice prior to the end of the Employment Period, or prior to the end of any one year extension of the Employment Period, the Employment Period shall not be terminated and shall continue in full force and effect for another one year period.

2. <u>Compensation</u>. During the period commencing January 1, 2003 and continuing until January 1, 2008, Employee shall be paid an annual compensation of twenty-five percent (25%) commission fee based on the amount of commissions earned by the company, plus, ten percent (10%) of any interest earned by the company, not to exceed $75,000 in any given year. In addition to the base salary provided for hereunder, Employee shall be entitled to receive such bonus or bonuses as shall be awarded to him by the Board of Directors of Employer from time to time.

3. <u>Time and Efforts</u>. During the period of his employment hereunder, Employee shall devote his entire business and professional time and efforts to the tasks and responsibilities assigned by Employer, and shall not be engaged or employed in any other business activity whatsoever, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

4. <u>Death</u>. If Employee shall die during the Employment Period, this Agreement shall terminate as of the date of such death and except for any salary and incentive bonuses accrued as of such date Employer shall have no further duties or obligations hereunder.

5. <u>Disability</u>. If Employer determines in good faith that Employee is incapacitated by accident, sickness or otherwise so as to render him mentally or physically incapable of performing the services required of him hereunder for an aggregate of ninety (90) consecutive days, upon the expiration of such period or at any time thereafter, by action of the Employer, Employee's employment hereunder may be terminated immediately, upon giving him notice to that effect, and upon such termination except for any salary and incentive bonuses accrued as of such date neither party hereto shall have further duties or obligations hereunder;

provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Employer shall be entitled to rely upon the advice and opinion of any physician of its choosing in making any determination with respect to any such disability.

6. Expenses. The Employer recognizes that Employee may incur certain out-of-pocket expenses for items such as business entertainment, travel and lodging related to his services hereunder and the Employer's business. Employer agrees to reimburse Employee for all such reasonable expenses upon submission to Employer by Employee of such documentation or details as Employer shall reasonably require.

7. Non-Competition and Trade Secrets. Except in connection with his duties hereunder, Employee shall not, directly or indirectly, at any time form and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, make an use of, exploit, disclose, or divulge to any person, firm or corporation, any trade or business secret, customer or supplier information, documents, know-how, data, marketing information, method or means, or any other confidential (i.e. not already otherwise disseminated to or available to the public) information concerning the business or policies of Employer, that Employee learned as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, except in connection with his duties hereunder, and for one a (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Employee's employment hereunder if earlier, Employee shall not solicit, or divert business from, or serve, or sell to, any customer or account of the Employer of which Employee is or becomes aware, or with which Employee has had personal contact as a result of, in connection with, through his employment with, or through his affiliation with Employer, whether or not pursuant to this Agreement. From and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of

Employee's employment hereunder if earlier, Employee shall be prohibited from competing in the United States with the business of Employer as presently or as hereinafter conducted. For the purposes hereof, the term ``competing'' shall mean acting, directly or indirectly, as a partner, principal, stockholder, joint venturer, associate, independent contractor, creditor of, consultant, trustee, lessor to, sublessor to, employee or agent of, or to have any other involvement with, any person, firm, corporation, or other business organization which is engaged in the business described in this Section.

8. Termination. Notwithstanding anything else contained herein, Employer may terminate the employment of Employee at any time upon notice delivered to Employee in the event that:

(i) Employee commits any criminal or fraudulent act; or

(ii) Employee breaches any term or condition of this Agreement; or

(iii) Employee willfully abandons his duties hereunder.

Upon such termination neither party hereto shall have any further duties or obligations hereunder whatsoever; provided, however, that Employee's obligations under Section 7 hereof shall survive any such termination. Upon termination of his employment with Employer, Employee shall return to Employer all data, records, customer lists, notes correspondence or any other documents or copies thereof which came into Employee's possession and are related to Employer's business.

9. Remedies. Employee acknowledges that any breach by him of the obligations set forth in Section 7 hereof would substantially and mentally impair and irreparably harm the Employer's business and goodwill; that such impairment and harm may be difficult to measure; and, therefore, total compensation in solely monetary terms may be inadequate. Consequently, Employee agrees that in the event of any breach or any threatened breach by Employee of any of the provisions of Section 7 hereof, Employer shall be entitled in addition to

monetary damages or other remedies, to equitable relief, including injunctive relief, and to the payment of all costs and expenses incurred by Employer in enforcing provisions thereof, including attorneys' fees. The remedies granted to Employer in this Agreement are cumulative and are in addition to remedies otherwise available to Employer at law or equity.

10. Arbitration. Any and all claims, disputes or controversies arising out of or related to this Agreement, or the breach thereof, may be resolved by arbitration in accordance with the rules of the American Arbitration Association then in existence. Such arbitration may be conducted by a single arbitrator. The determination or award rendered therein shall be binding and conclusive upon the parties, and judgment may be entered thereon on accordance with applicable law in any court having jurisdiction.

11. Notices. Any notice required or desired to be given hereunder shall be deemed given if in writing and sent by certified or registered mail, return receipt requested, postage prepaid, to the Employee's residence or to the Employer's principal office, as the case may be.

12. Waiver of Breach. The Employer's waiver of any breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by an authorized officer of the Employer other than the Employee.

13. Assignment. The Employee acknowledges that his services are unique and personal. Accordingly, the employee may not assign his rights or delegate his duties or obligations hereunder. The Employer's rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, the Employer's successors and assigns.

14. Entire Agreement. This Agreement represent s the full and complete expression of the agreement between employer and Employee with respect to the subject matter hereof.

15. Amending Agreement. This Agreement may not be changed orally. It may only be changed by an instrument which is signed by the party against whom or which enforcement of any waiver, change, modification, extension or discharge is sought.

16. Headings. Heading in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instruments.

18. Separability and Governing Law. If any portion of this Agreement shall be found to be void or unenforceable, it shall in no way affect the validity or enforceability of any other portion hereof. This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day, month and year first above provided.

EMPLOYER:

SINGER FINANCIAL CORP.

BY ______________________
Paul Singer, President

EMPLOYEE:

____
Paul Singer

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $3,400,000 of subordinated investment certificates of our report dated January 15, 2003 on the financial statements of Singer Financial Corp. contained in such Statement, and to the use of our name, and the statement with respect to us, as appearing under the heading "Experts" in the Offering Circular.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Elkins Park, PA

March 3, 2003

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@comcast.net

March 3, 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Singer Financial Corp.**

Ladies and Gentlemen:

I have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer"), in connection with the offering of $3,400,000 of Subordinated Investment Certificates pursuant to an Offering Statement filed with the Securities and Exchange Commission under Regulation A ON March 3, 2003.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B. Baldwin